Exhibit 99.2

GRINDROD SHIPPING HOLDINGS LTD.

(Registration number: 201731497H)

DIRECTORS’ STATEMENT AND

FINANCIAL STATEMENTS

YEAR ENDED 31 DECEMBER 2018

GRINDROD SHIPPING HOLDINGS LTD.

DIRECTORS’ STATEMENT AND FINANCIAL STATEMENTS

GRINDROD SHIPPING HOLDINGS LTD.

DIRECTORS’ STATEMENT

The directors present their statement together with the audited consolidated financial statements of the Group for the financial year ended 31 December 2018 and statement of financial position of the Company for the financial period from 2 November 2017 (date of incorporation) to 31 December 2018.

In the opinion of the directors, the consolidated financial statements of the Group and the statement of financial position of the Company as set out on pages 6 to 66 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at 31 December 2018, and the financial performance, changes in equity and cash flows of the Group for the financial year then ended and at the date of this statement, and there are reasonable grounds to believe that the Company will be able to pay its debts when they fall due.

1	DIRECTORS

The directors of the company in office at the date of this statement are:

Cato Alf Brahde

Michael John Hankinson (Appointed 20 June 2018)

Andrew Geard Waller (Alternate to Michael John Hankinson and appointed on 20 June 2018)

John Peter Herholdt

Quah Ban Huat

Petrus Johannes Uys (Appointed 20 June 2018)

Martyn Richard Wade

Stephen William Griffiths

2	ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE BENEFITS

BY MEANS OF THE ACQUISITION OF SHARES AND DEBENTURES

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement whose object is to enable the directors of the company to acquire benefits by means of the acquisition of shares or debentures in the company or any other related body corporate, except for the arrangements mentioned in paragraphs 3 to 5 below.

3	DIRECTORS’ INTERESTS IN SHARES AND DEBENTURES

The directors of the Company holding office at the end of the financial year had no interests in the share capital and debentures of the Company and related corporations as recorded in the register of directors’ shareholdings kept by the Company under Section 164 of the Singapore Companies Act except as stated below:

	Shareholdings registered in name of director		Shareholdings in which directors are deemed to have an interest
Name of directors	At the date of incorporation/date of appointment if later	At end of year	At the date of incorporation/date of appointment if later	At end of year

The Company
(Ordinary shares)

Cato Alf Brahde	-	45,000	-	-
Michael John Hankinson	675	1,675	200	200
Andrew Geard Waller	11,446	15,569	-	241,962
John Peter Herholdt	-	-	-	-
Quah Ban Huat	-	-	-	-
Petrus Johannes Uys	-	-	-	-
Martyn Richard Wade	14,165	70,026	-	-
Stephen William Griffiths	3,750	18,370	-	-

4	FORFEITABLE SHARE PLAN

The Forfeitable Share Plan (‘FSP’) in respect of unissued ordinary shares in the Company was approved by the shareholders of the Company at an Extraordinary General Meeting held on 4 May 2018.

The scheme is administered by Compensation and Nomination Committee whose members are:

John Peter Herhodt (Chairman)

Quah Ban Huat

Cato Alf Brahde

Directors and employees who have received share awards under the FSP will receive fully paid ordinary shares of the Company. These shares will be allotted and issued in three equal tranches over a period of 3 years on 1 March 2020, 1 March 2021 and 1 March 2022 if they remain employed by the Group at each vesting date.

GRINDROD SHIPPING HOLDINGS LTD.

DIRECTORS’ STATEMENT

4	FORFEITABLE SHARE PLAN (cont’d)

Details of the movement in the FSP granted and forfeited during the financial period were as follows:

No. of shares	Granted on 31 July 2018	Forfeited	Balance as at 31 December 2018
Tranche 1	247,666	-	247,666
Tranche 2	247,667	-	247,667
Tranche 3	247,667	-	247,667
Total	743,000	-	743,000

The information on directors of the Company participating in FSP is as follows:

Name of directors	Granted on 31 July 2018 No. of shares	Forfeited No. of shares	Balance as at 31 December 2018 No. of shares
Martyn Richard Wade	180,000	-	180,000

Stephen William Griffiths	100,000	-	100,000

5	SHARE OPTIONS

(a)	Options to take up unissued shares

During the financial year, no option to take up unissued shares of the company or any company in the group was granted.

(b)	Options exercised

During the financial year, there were no shares of the company or any company in the group issued by virtue of the exercise of an option to take up unissued shares.

(c)	Unissued shares under option

At the end of the financial year, there were no unissued shares of the company or any company in the group under option.

6	AUDITORS

The auditors, Deloitte & Touche LLP, have expressed their willingness to accept re-appointment.

ON BEHALF OF THE DIRECTORS

/s/Martyn Richard Wade
Martyn Richard Wade

/s/Stephen William Griffiths
Stephen William Griffiths

16 April 2019

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF

GRINDROD SHIPPING HOLDINGS LTD.

Opinion

We have audited the accompanying consolidated statement of financial position of Grindrod Shipping Holdings Ltd. (the “Company”) and its subsidiaries (the “Group”) and the statement of financial position of the Company as at 31 December 2018, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, as set out on pages 6 to 66 (collectively, the “financial statements”).

In our opinion, the accompanying consolidated financial statements of the Group and the statement of financial position of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the “Act”), International Financial Reporting Standards (“IFRSs”) and Singapore Financial Reporting Standards (International) (“SFRS(I)”) so as to give a true and fair view of the consolidated financial position of the Group and the financial position of the Company as at 31 December 2018 and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Group for the year ended on that date.

Basis for Opinion

We conducted our audit in accordance with Singapore Standards on Auditing (“SSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities (“ACRA Code”) together with the ethical requirements that are relevant to our audit of the financial statements in Singapore, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key Audit Matter	How the matter was addressed in the audit

Impairment of ships

(refer to Note 3 and 14 to the financial statements)

The Group’s carrying amount of ships (including dry docking) as at 31 December 2018 was $241,524,000, representing 54% of the Group’s total assets. Based on the management’s assessment, the Group did not recognise any impairment loss on the ships that existed as at 31 December 2018.

Management performed annual assessment of the internal and external factors of the ships’ carrying amount to determine whether there is any indicator of impairment. Based on this assessment, impairment indicators were identified for certain ships due to the fact that their market values were lower than their carrying amounts.

For these ships, management determined the recoverable amount using the value-in-use model. A number of assumptions are made by management in determining the inputs of the value-in-use model, which include:

•      Forecast earnings comprising of contracted charter rates and forecast charter rates which are determined based on third party forecast reports and average historical earnings;

•      Pre-tax discount rate; and

•      Vessel operating expenses and drydock costs.

The determination of forecast charter rates involve significant judgement and any change in the assumption will be highly sensitive to the value-in-use model. Accordingly, we have determined that forecast charter rates used in determining the recoverable amount of the ships is a key audit matter.

We focused our testing of the valuation of ships on the forecast charter rates used in the value-in-use model determined by management. Our audit approach included, amongst other, the following procedures:

•      Evaluated the appropriateness of management’s control over the impairment assessment, including estimating the recoverable amounts of the ships when impairment indicators are identified;

•      Assessed the internal and external factors used by management to determine impairment indicators;

•      With regards to the forecast charter rates applied in the value-in-use model,

-       Corroborated the forecast charter rates to the underlying third party forecast reports and historical charter rates and any other information used by management to arrive at these estimates;

-       Challenged the forecast charter rates by comparing them against available market and historical data to determine whether they are reasonable and supportable given the current macroeconomic climate and expected future performance;

-       Assessed the reliability of management’s forecast charter rates through a review of actual earnings in current year against prior year’s forecast charter rates.

-       Performed sensitivity analysis on the forecast charter rates to determine if the unfavourable change in the forecast charter rates would trigger an impairment. If so, we performed a reassessment of the appropriateness of the management’s forecast charter rates.

•     Assessed the independence, objectivity and experience of the management’s external experts engaged to determine ships’ market value and forecast charter rates.

We have also assessed the adequacy and appropriateness of the disclosures made in the financial statements.

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF

GRINDROD SHIPPING HOLDINGS LTD.

Other Matters

The accompanying financial statements as at December 31, 2018, and for the year then ended, have been included in the Form 20-F for the financial year ended December 31, 2018 filed with the United States Securities and Exchange Commission. Together with the statement of financial position of the Company and its related notes, these financial statements have been reproduced for the purpose of filing with the Accounting and Corporate Regulatory Authority of Singapore.

Information Other than the Financial Statements and Auditor’s Report Thereon

Management is responsible for the other information. The other information comprises the Directors’ Statement.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Directors for the Financial Statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and IFRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The directors’ responsibilities include overseeing the Group’s financial reporting process.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

a)	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

b)	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

c)	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

d)	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

e)	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

f)	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF

GRINDROD SHIPPING HOLDINGS LTD.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiary corporations incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

The engagement partner on the audit resulting in this independent auditor’s report is Tey Jack Kie.

/s/ Deloitte & Touche LLP

Public Accountants and

Chartered Accountants

Singapore

16 April 2019

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF FINANCIAL POSITION

As at 31 December

		2018	2017
	Notes	US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	6	35,636	46,522
Trade receivables	7	12,034	13,399
Contract assets	8	1,959	-
Other receivables and prepayments	9	17,902	17,187
Due from related parties	10	13,516	26,998
Loans to joint ventures	11	23,803	18,180
Derivative financial instruments	12	-	123
Inventories	13	10,841	9,078
Current tax asset		-	761
		115,691	132,248
Assets classified as held for sale	39	7,258	54,954
Total current assets		122,949	187,202

Non-current assets
Restricted cash	6	11,627	-
Other receivables and prepayments	9	-	72
Loans to joint ventures	11	-	7,301
Ships, property, plant and equipment	14	249,602	238,592
Interest in joint ventures	16	54,560	64,296
Intangible assets	17	41	61
Goodwill	18	7,351	8,419
Deferred tax assets	19	1,497	1,179
Total non-current assets		324,678	319,920

Total assets		447,627	507,122

LIABILITIES AND EQUITY

Current liabilities
Bank loans	20	18,323	87,964
Trade and other payables	21	22,364	28,354
Contract liabilities	22	4,223	-
Provisions	23	1,578	1,270
Due to related parties	24	6,238	16,930
Derivative financial instruments	12	867	138
Bank overdrafts	6	-	4,028
Income tax payable		3,073	3,551
		56,666	142,235
Liabilities directly associated with assets classified as held for sale	39	-	21,014
Total current liabilities		56,666	163,249

Non-current liabilities
Bank loans	20	96,133	20,790
Retirement benefit obligation	25	1,922	2,180
Trade and other payables	21	403	1,167
Total non-current liabilities		98,458	24,137

Capital and reserves
Share capital	26	320,683	*
Parent invested capital		-	313,978
Other reserves	27	(21,140)	5,758
Accumulated losses		(7,040)	-
Total equity		292,503	319,736

Total equity and liabilities		447,627	507,122

* Amount is less than US$1,000

See accompanying notes to consolidated and combined financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Year ended 31 December

		2018	2017	2016
	Notes	US$’000	US$’000	US$’000

Revenue	28	319,018	409,522	371,532
Cost of sales
Voyage expenses		(151,705)	(166,924)	(140,727)
Vessel operating costs		(32,657)	(40,837)	(42,911)
Charter hire costs		(100,648)	(127,748)	(121,080)
Depreciation and amortisation		(14,094)	(17,975)	(19,806)
Other expenses		(1,146)	(16,364)	(27,860)
Cost of ship sale		(7,675)	(17,560)	(13,351)
Gross profit		11,093	22,114	5,797

Other operating income	30	11,459	4,696	5,687
Administrative expenses		(31,599)	(32,868)	(30,140)
Other operating expenses	31	(5,437)	(39,198)	(18,093)
Share of losses of joint ventures	16	(454)	(12,946)	(3,472)
Impairment loss recognised on financial assets	34	(1,583)	-	-
Interest income	32	3,787	7,164	5,260
Interest expense	33	(6,517)	(6,548)	(4,899)

Loss before taxation	34	(19,251)	(57,586)	(39,860)
Income tax	35	(1,389)	(3,226)	(3,849)

Loss for the year		(20,640)	(60,812)	(43,709)

Other comprehensive (loss) income for the year:
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	25	8	157	339
		8	157	339
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		(6,656)	4,232	5,141
Reclassification of translation reserve to profit or loss arising from loss of control of businesses	41.1	(1,063)	-	-
Net fair value (loss) gain on hedging instruments entered into for cash flow hedges not subject to basis adjustment		(852)	210	2,417
		(8,571)	4,442	7,558
Other comprehensive (loss) income for the year, net of income tax		(8,563)	4,599	7,897
Total comprehensive loss for the year		(29,203)	(56,213)	(35,812)

		US$	US$	US$
Loss per share:
Basic and diluted	42	(1.08)	(3.19)	(2.29)

See accompanying notes to consolidated and combined financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY

For the year ended 31 December

			Other Reserves
	Share capital	Parent Invested Capital	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated losses	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2016	-	405,325	-	(2,642)	(3,600)	-	-	399,083

Loss for the year	-	(43,709)	-	-	-	-	-	(43,709)
Other comprehensive loss for the year, net of income tax	-	339	-	2,417	5,141	-	-	7,897
Total comprehensive loss for the year	-	(43,370)	-	2,417	5,141	-	-	(35,812)

Recognition of share-based payments, representing transaction with owners, recognised directly in equity	-	(176)	-	-	-	-	-	(176)

Balance at 31 December 2016	-	361,779	-	(225)	1,541	-	-	363,095

Loss for the year	-	(60,812)	-	-	-	-	-	(60,812)
Other comprehensive loss for the year, net of income tax	-	157	-	210	4,232	-	-	4,599
Total comprehensive loss for the year	-	(60,655)	-	210	4,232	-	-	(56,213)

Issue of ordinary shares	*	15,000	-	-	-	-	-	15,000
Recognition of share-based payments	-	(472)	-	-	-	-	-	(472)
Dividends (Note 36)	-	(1,674)	-	-	-	-	-	(1,674)
Transaction with owners, recognised directly in equity	*	12,854	-	-	-	-	-	12,854

Balance at 31 December 2017	*	313,978	-	(15)	5,773	-	-	319,736
IFRS 9 and 15 adjustment (Note 2.3)		(474)	-	-	-	-	-	(474)
Adjusted balance as at 1 January 2018	*	313,504	-	(15)	5,773	-	-	319,262

Loss for the year	-	(13,453)	-	-	-	-	(7,187)	(20,640)
Other comprehensive loss for the year, net of income tax	-	-	-	(852)	(7,719)	8	-	(8,563)
Total comprehensive loss for the year	-	(13,453)	-	(852)	(7,719)	8	(7,187)	(29,203)

Recognition of share-based compensation from parent company	-	933	-	-	-	-	147	1,080
Issue of ordinary shares (Note 26) and adjustment arising from “Spin-off” (Note 2.2)	320,683	(300,984)	-	-	(1,337)	(18,362)	-	-
Recognition of share-based payments (Note 27)	-	-	1,364	-	-	-	-	1,364

Transaction with owners, recognised directly in equity	320,683	(300,051)	1,364	-	(1,337)	(18,362)	147	2,444

Balance at 31 December 2018	320,683	-	1,364	(867)	(3,283)	(18,354)	(7,040)	292,503

* Amount is less than US$1,000.

See accompanying notes to consolidated and combined financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

Year ended 31 December

	2018	2017	2016
	US$’000	US$’000	US$’000
Operating activities
Loss before taxation	(19,251)	(57,586)	(39,860)
Adjustments for:
Share of losses of joint ventures	454	12,946	3,472
Net gain on disposal of businesses	(3,255)	-	-
Gain on deemed disposal of previously held joint venture interest	(213)	-	-
Gain on disposal of ships	(992)	(167)	-
(Gain)/loss on disposal of plant and equipment	(68)	107	1,078
Depreciation of ships, property, plant and equipment and amortisation	14,291	19,680	21,551
Impairment loss recognised on ships	-	16,503	12,625
Impairment loss on goodwill and intangibles	-	12,119	-
Impairment loss net of reversals on financial assets	1,583	18	(3)
Impairment loss on net assets of disposal group	-	5,092	-
(Reversal of) provision for onerous contracts	(458)	(7,427)	3,821
Recognition (reversal) of share-based payments expenses	2,297	33	(176)
Net gain on derivatives financial instruments	-	-	(22)
Net foreign exchange gain	(3,189)	(1,242)	(965)
Interest expense	6,517	6,548	4,899
Interest income	(3,787)	(7,164)	(5,259)
Components of defined benefit costs recognised in profit or loss	206	63	170
Operating cash flows before movements in working capital and ships	(5,865)	(477)	1,331
Inventories	(1,576)	1,017	(3,002)
Trade receivables, other receivables and prepayments	(1,689)	(279)	9,281
Contract assets	(123)	-	-
Trade and other payables	(2,561)	(3,055)	(5,000)
Contract liabilities	(331)	-	-
Due from related parties	(6,002)	(5,049)	(16,377)
Due to related parties	-	6,737	11,983
Operating cash flows before movements in ships	(18,147)	(1,106)	(1,784)
Capital expenditure on ships	(21,351)	(5,219)	(28,836)
Proceeds from disposal of ships	8,313	17,727	12,275
Net cash generated (used in) /from operations	(31,185)	11,402	(18,345)
Interest paid	(5,860)	(6,206)	(3,986)
Interest received	1,363	2,677	2,806
Income tax paid	(1,678)	(4,498)	(1,732)
Net cash flows (used in) / generated from operating activities	(37,360)	3,375	(21,257)
Investing activities
Advances to related parties	-	(1,264)	(24,463)
Repayment from related parties	14,054	415	-
Net cash inflow on acquisition of assets	952	-	-
Purchase of plant and equipment	(368)	(1,212)	(719)
Purchase of intangible assets	-	(19)	-
Proceeds from disposal of plant and equipment	68	18	50
Net proceeds from disposal of businesses (Note 41.1)	25,318	-	-
Dividends received from joint ventures	-	-	3,320
Investment in joint ventures	-	-	(13,735)
Loan to third party	-	-	(158)
Net cash generated from/(used in) investing activities	40,024	(2,062)	(35,705)

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (cont’d)

Year ended 31 December

	2018	2017	2016
	US$’000	US$’000	US$’000
Financing activities (Note A)
Long-term interest bearing debt raised	104,549	45,150	39,512
Payment of capital portion of long term interest-bearing debt	(99,503)	(40,869)	(28,665)
Loans from related parties	-	5,000	37,000
Repayment of loans from related parties	-	(42,000)	-
Repayment to related parties	(8,351)	-	-
Restricted cash	(8,582)	58	(109)
Issuance of shares (Note B)	-	15,000	-
Dividends paid	-	(1,674)	-
Purchase of Parent’s ordinary shares for forfeitable share plan	-	(505)	-
Net cash flows (used in) generated from financing activities	(11,887)	(19,840)	47,738

Net decrease in cash and cash equivalents	(9,223)	(18,527)	(9,224)
Cash and cash equivalents at the beginning of the year	45,245	62,470	70,030
Effect of exchange rate changes on the balance of cash held in foreign currencies	(2,524)	1,302	1,664
Cash and cash equivalents at the end of the year	33,498	45,245	62,470

Note A:

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated and combined statement of cash flows as cash flows from financing activities.

	Bank Loans (Note 20)	Due (from) to related parties – (Note 10 & 24)	Loans from related parties
	US$’000	US$’000	US$’000

Balance at 1 January 2017	112,545	(20,700)	37,253
Financing cash flows (i)	4,281	-	(37,000)
Investing cash flows	-	(849)	-
Operating cash flows	-	1,688	-
Non-cash changes (iii)	(7,950)	16,710	-
Other changes (ii)	(122)	(6,917)	(253)
Balance at 31 December 2017	108,754	(10,068)	-
Financing cash flows (i)	5,046	(8,351)	-
Investing cash flows	-	14,054	-
Operating cash flows	-	(6,002)	-
Other changes (ii)	656	3,089	-
Balance at 31 December 2018	114,456	(7,278)	-

(i) The cash flows make up the net amount of proceeds from borrowings and repayments of borrowings in the statement of cash flows.

(ii) Other changes include interest accruals and payments and net foreign exchange differences.

(iii) Represents amount reclassified to disposal group held for sale (Note 39).

Note B:

As part of the Spin-Off (Note 1), the company acquired all of the shares of Grindrod Shipping Pte. Ltd. (Singapore) and Grindrod Shipping (South Africa) (Pty) Ltd for a purchase consideration of $320,683,000 which was satisfied by the issuance of compulsorily convertible notes converted into 19,063,832 ordinary shares of the company on the same date. Accordingly, no cash was received by us upon the issuance of the shares.

See accompanying notes to consolidated and combined financial statements

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1	GENERAL

General information

The company was incorporated as a private company on 2 November 2017 and with effect from 25 April 2018, it was converted from a private company to a public company whereby it changed its name to Grindrod Shipping Holdings Ltd. The company is incorporated in Singapore with its principal place of business and registered office at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763. On 18 June 2018, the company became a publicly traded company with its shares Primarily listed on the NASDAQ Global Select Market and Secondarily on the Main Board of the Johannesburg Stock Exchange (JSE).

The company was incorporated with the intention to acquire all of the shares of Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA from Grindrod Limited, a public company incorporated in accordance with the laws of the Republic of South Africa, or Parent as part of the Parent’s plan to demerge its shipping business (referred to as the ‘Spin-Off’). On 18 June 2018, the Spin-Off was effected by the company acquiring 100% of the issued and paid up share capital of GSPL and GSSA for a consideration of $320,683,000 (Note 26). The purchase consideration was satisfied by the issuance by the company of compulsorily convertible notes which converted to 19,063,832 ordinary shares of the company on the same date.

The principal activities of the Group are sales of vessels, ship chartering and operating. Information of the entities within the Group is contained in Note 15.

The consolidated and combined financial statements of the Group were authorised for issue by the Board of Directors on 16 April 2019.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Statement of compliance

The consolidated and combined financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Singapore Financial Reporting Standards (International) (“SFRS(I)”). IFRS is identical to SFRS(I). The Group is considered as a transitioning entity and not a first-time adopter of SFRS(I).

2.2	Basis of preparation of historical consolidated and combined financial information

Grindrod Shipping Holdings Ltd and its subsidiaries (the “Group”) resulting from the Spin-Off in Note 1 above is regarded as a continuing entity throughout the period ended 31 December 2018, 31 December 2017 and 31 December 2016 as the Group was under the management of Grindrod and therefore considered to be under common management which forms the basis of the combined financial statements for the year ended 31 December 2017 and 31 December 2016.

The financial statements presented herein represent (i) prior to 18 June 2018, the combined financial statements of GSPL and GSSA and (ii) subsequent to 18 June 2018, the consolidated financial statements of the company as a separate publicly traded company following the Spin-Off of GSPL and GSSA from Grindrod Limited. Prior to the Spin-Off, equity relating to GSPL and GSSA represents the Parent’s net investment in the Company and accordingly, this has been presented as ‘Parent invested capital’ in the combined financial statements. Upon the Spin-Off on 18 June 2018, the Parent Invested Capital was adjusted as a result of settlement of assets and liabilities of GSPL and GSSA with the Parent and formed the company’s share capital with the residual differences recognised as merger reserves.

The financial statements are prepared in accordance with the historical cost basis except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

2.3	Application of new and revised International Financial Reporting Standards (IFRSs)

In the current year, the Group has applied a number of amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2018. The adoption of these new/revised IFRSs has not resulted in significant changes to the Group’s accounting policies and has no material effect on the amounts reported for the current or prior periods except as follows:

IFRS 9 Financial Instruments

IFRS 9 introduces new requirements for 1) the classification and measurement of financial assets and financial liabilities, 2) impairment of financial assets and 3) general hedge accounting. Details of these new requirements as well as their impact on the financial statements are described below.

The Group applied IFRS 9 with an initial application date of 1 January 2018. The Group has not restated the comparative information, which continues to be reported under IAS 39. Effects arising from the adoption of IFRS 9 have been recognised directly in retained earnings (within parent invested capital).

The significant accounting policies for financial instruments under IFRS 9 is as disclosed in Note 2.7.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(a) Classification and measurement of financial assets and financial liabilities

The classification of financial assets is based on two criteria: the company’s business model for managing the assets and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding. There are no changes in classification and measurement of the Group’s financial assets and financial liabilities.

(b) Impairment of financial assets

IFRS 9 requires an expected credit loss model as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires the Group to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition of the financial assets. It is no longer necessary for a credit event to have occurred before credit losses are recognised.

In particular, IFRS 9 requires the Group to measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses (ECL) if the credit risk on that financial instrument has increased significantly since initial recognition, or if the financial instrument is a purchased or originated credit-impaired financial asset.

However, if the credit risk on a financial instrument has not increased significantly since initial recognition, the Group is required to measure the loss allowance for that financial instrument at an amount equal to 12-months ECL. IFRS 9 also requires a simplified approach for measuring the loss allowance at an amount equal to lifetime ECL for trade receivables and contract assets in certain circumstances.

Arising from the above, the amount of adjustment for each financial statement line item affected by the application is presented below.

(c) General hedge accounting

The new general hedge accounting requirements retain the three types of hedge accounting. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about the Group’s risk management activities have also been introduced.

In accordance with IFRS 9’s transition provisions for hedge accounting, the Group has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application on 1 January 2018. The Group’s qualifying hedging relationships in place as at 1 January 2018 also qualify for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships. No rebalancing of any of the hedging relationships was necessary on 1 January 2018. As the critical terms of the hedging instruments match those of their corresponding hedged items, all hedging relationships continue to be effective under IFRS 9’s effectiveness assessment requirements. The Group has also not designated any hedging relationships under IFRS 9 that would not have met the qualifying hedge accounting criteria under IAS 39.

IFRS 9 requires hedging gains and losses to be recognised as an adjustment to the initial carrying amount of non-financial hedged items (basis adjustment). In addition, transfers from the hedging reserve to the initial carrying amount of the hedged item are not reclassification adjustments under IAS 1 Presentation of Financial Statements and hence they do not affect other comprehensive income. Hedging gains and losses subject to basis adjustments are categorised as amounts that will not be subsequently reclassified to profit or loss in other comprehensive income.

This is consistent with the Group’s practice prior to the adoption of IFRS 9.

Consistent with prior periods, when a forward contract is used in a cash flow hedge or fair value hedge relationship, the Group has designated the change in fair value of the entire forward contract, i.e. including the forward element, as the hedging instrument.

Apart from this, the application of the IFRS 9 hedge accounting requirements has had no other impact on the results and financial position of the Group for the current and/or prior years. Please refer to Note 4 for detailed disclosures regarding to Group’s risk management activities.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and the related Interpretations. IFRS 15 introduces a 5-step approach to revenue recognition. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios.

The Group has applied IFRS 15 using the modified retrospective method with the cumulative effect of initially applying this Standard recognised at the date of initial application (1 January 2018) as an adjustment to the opening balance of retained earnings (within Parent invested capital). Therefore, the comparative information was not restated and continues to be reported under IAS 11, IAS 18 and the related Interpretations. The Group has elected to apply this Standard retrospectively only to contracts that are not completed at the date of initial application.

IFRS 15 uses the terms ‘contract asset’ and ‘contract liability’ to describe what might more commonly be known as ‘accrued revenue’ and ‘deferred revenue’, however the Standard does not prohibit an entity from using alternative descriptions in the statement of financial position. The Group has adopted the terminology used in IFRS 15 to describe such balances. Contract asset relates to the unbilled revenue that was previously included in Other receivables and prepayment - Voyage in progress. Contract liability refer to the amounts received in advance from the customers that was previously included in Trade and other payables.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The Group’s significant accounting policies for its revenue streams are disclosed in Note 2.18.

The effects of adopting IFRS 9 and IFRS 15 under the modified retrospective approach are presented and explained below:

(A)	Impact on the Statement of Financial Position as at 1 January 2018 (date of initial application)

	Previously reported as at 31 December 2017	Adoption of IFRS 9		Adoption of IFRS 15		Adjusted as at 1 January 2018
	US$’000	US$’000		US$’000		US$’000
Current assets
Contract assets	-	-		1,799	(ii)	1,799
Other receivables and prepayments	17,187	-		(1,799	)(ii)	14,517
				(871	)(iv)

Non-current assets
Other receivables and prepayments	72	(70	)(i)	-		2
Deferred tax asset	-	19	(i)	-		19

Current liabilities
Trade and other payables	28,354	-		(4,380	)(ii)	23,526
				(448	)(iv)
Contract liabilities	-	-		4,380	(ii)	4,380

Capital and reserves
Parent invested capital	313,978	(51	)(i)	(423	)(iii)	313,504

(B)	Impact of IFRS 15 on the Statement of Financial Position as at 31 December 2018 (current reporting period)

	Under previous IFRS	Adoption of IFRS 15		Under new IFRS
	US$’000	US$’000		US$’000
ASSETS

Current assets
Contract assets	-	1,959	(ii)	1,959
Other receivables and prepayments	20,069	(1,959	)(ii)	17,902
		(208	)(iv)

Current liabilities
Trade and other payables	26,193	(4,223	)(ii)	22,364
		394	(iv)

Contract liabilities		4,223	(ii)	4,223

Capital and reserves
Accumulated losses	(6,438)	(602	)(iii)	(7,040)

(C)	Impact of IFRS 15 on the Statement of Profit or Loss and Other Comprehensive Income for the year ended 31 December 2018 (current reporting period)

	Under previous IFRS	Adoption of IFRS 15		Under new IFRS
	US$’000	US$’000		US$’000
Revenue	317,626	1,392	(iii)	319,018
Cost of sales
Voyage expenses	(150,831)	(874	)(iv)	(151,705)
Charter hire	(100,309)	(339	)(iv)	(100,648)

Explanatory notes:

IFRS 9

(i) The adoption of IFRS 9 impairment requirements has resulted in additional loss allowance of US$70,000 as at 1 January 2018 to be recognised net of its related deferred tax impact of US$19,000 resulting in a net decrease in parent invested capital as at 1 January 2018. The adoption of IFRS 9 did not result in a material impact in the year ended 31 December 2018.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

IFRS 15

(ii) Under IFRS 15, revenue recognised prior to the date on which it is invoiced to the customer is recognised as a contract asset. This balance was previously presented as part of other receivables and prepayment and so has been reclassified to contract asset. Similarly, the amounts received in advance from customers that were previously recognised as trade and other payables has been reclassified as a contract liability. There was no impact on the statement of profit or loss as a result of these reclassifications.

(iii) Under IFRS 15, there is a change in period of recognition for freight revenue and the relevant contract costs as the Group satisfies its performance obligation of each freight contract. Revenue is now recognised over time from the point when the ship is ready for load of cargo until the discharge of cargo at the destination. Based on previous revenue standards, revenue was recognised over time from the point when the ship discharge cargo of the previous voyage until the discharge of cargo at the destination. As such, this results in the adjustment to revenue and contract assets to reflect the change in percentage of completion for ongoing voyages as at year end.

(iv) The Group incurs cost in the fulfilment of freight contract, which are deferred and amortised over the period of the voyage. Due to change in percentage of completion as mentioned in (iii) above, adjustments have been made to cost of sales and the corresponding voyage in progress in other receivables and prepayment and accrued expense in trade and other payable as at year end.

(D) Impact of IFRS 15 on the Statement of Cash Flows for the year ended 31 December 2018 (current reporting period)

The adoption of IFRS 15 did not have a material impact on the company’s operating, investing and financing cash flows.

2.4	New and revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that are relevant to the Group that were issued but are not yet effective:

IFRS 16	Leases
Amendments to IAS 28	Long Term Interests in Associates and Joint Ventures
Annual Improvements to IFRS Standards 2015-2017 Cycle	Amendments to IFRS 3 Business combinations; IFRS 11 Joint Arrangements; IAS 12 Income Taxes; and IAS 23 Borrowing Costs
Amendments to IAS 19 Employee Benefits	Plan Amendment, Curtailment or Settlement
IFRS 10 Consolidated Financial Statements and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
IFRIC 23	Uncertainty over Income Tax Treatment

The directors do not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Group in future periods, except as noted below:

IFRS 16 Leases

IFRS 16 is applicable to the Group’s financial statements effective 1 January 2019. The new standard amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is less than 12 months or of low value. Accordingly, the standard will result in the recognition of right-of-use assets and corresponding lease liabilities, on the basis of the discounted remaining future minimum lease payments for our existing chartered-in vessel commitments that are currently reported as operating leases adjusting for prepayments and accrued lease payments.

IFRS 16 requires that the Group assess the lease contracts to identify separate components and allocates the consideration in the contract to each component. Group shall make use of the practical expedient to elect, by class of underlying asset, not to separate non-lease components from lease components specifically with respect to time charter arrangements.

Upon transition, a lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application (the ‘modified retrospective approach’). The Group will apply the modified retrospective approach upon transition. The impact of the application of this standard on the statement of financial position at 1 January 2019 will be the recognition of right of use assets of approximately $65.2 million, corresponding lease liabilities of approximately $64.6 million and a credit of approximately $0.6 million to Accumulated loss. The Group will apply the practical expedient to account for existing time charters with remaining terms of less than 1 year on the date of initial application in the same way as short-term leases.

The directors expect that the application of the above principles will not result in a material difference to the amount of revenue recognized under our existing accounting policies for pool and time-out charter arrangements.

2.5	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Group and entities controlled by the Group (its subsidiaries) made up to 31 December each year. Control is achieved when the Group has the power over the investee, is exposed; or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affects its returns.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Group has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including; the size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders; potential voting rights held by the Group, other vote holders or other parties; rights arising from other contractual arrangements; and any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Group and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Group.

When the Group loses control of a subsidiary, the gain or loss on disposal recognised in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments when applicable, or the cost on initial recognition of an investment in a joint venture.

2.6	Business combinations

Acquisition of subsidiaries and businesses are accounted for using the acquisition method.  The consideration for each acquisition is measured at the aggregate of the fair values of assets given, liabilities incurred by the Group to the former owners of the acquiree, and equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments (see below).  The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustment depends on how the contingent consideration is classified.  Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognised in profit or loss.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date (i.e. the date the Group attains control) and the resulting gain or loss, if any, is recognised in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have been previously recognised in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under the IFRS are recognised at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•	liabilities or equity instruments related to share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment awards transactions with share-based payment awards transactions of the acquirer in accordance with the method in IFRS 2 Classification and measurement of share based payments at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured with accordance with that Standard.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete.  Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date and is subjected to a maximum of one year from acquisition date.

2.7	Financial instruments

Financial assets and financial liabilities are recognised on the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets (Before 1 January 2018)

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial instrument and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or where appropriate, a shorter period. Income and expense is recognised on an effective interest basis for debt instruments other than those financial instruments “at fair value through profit or loss”.

Loans and receivables

Trade and other receivables (including trade and other receivables, loans to joint ventures, amounts due from related parties and cash and cash equivalents) that have fixed or determinable payments that are not quoted in an active market are classified as “loans and receivables”. Loans and receivables are measured at amortised cost using the effective interest method less impairment. Interest is recognised by applying the effective interest method, except for short-term receivables when the effect of discounting is immaterial.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or
•	Default or delinquency in interest or principal payments; or
•	It becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of receivables where the carrying amount is reduced through the use of an allowance account. When a receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. For financial assets measured at amortised cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent the carrying amount of the financial asset at the date the impairment is reversed.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial assets (From 1 January 2018)

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
•	those to be measured at amortised cost.

All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

Classification of financial assets

Debt instruments that meet the following conditions are subsequently measured at amortised cost:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments relating to derivative financial instruments that meet the following conditions are subsequently measured at fair value through other comprehensive income (FVTOCI):

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are subsequently measured at fair value through profit or loss (FVTPL).

Amortised cost and effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period.

For financial assets other than purchased or originated credit-impaired financial assets (i.e. assets that are credit-impaired on initial recognition), the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting the estimated future cash flows, including expected credit losses, to the amortised cost of the debt instrument on initial recognition.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. On the other hand, the gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance.

Interest is recognised using the effective interest method for debt instruments measured subsequently at amortised cost, except for short-term balances when the effect of discounting is immaterial.

Foreign exchange gains and losses

The carrying amount of financial assets that are denominated in a foreign currency is determined in that foreign currency and translated at the spot rate as at each reporting date. For financial assets measured at amortised cost that are not part of a designated hedging relationship, exchange differences are recognised in profit or loss in the “other operating income” (Note 30) and “other operating expense” (Note 31) line items.

Impairment of financial assets

The Group recognises a loss allowance for expected credit losses on trade and other receivables and contract assets. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the lifetime financial instrument.

The Group recognises lifetime ECL for trade receivables and contract assets. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

For all other financial instruments, the Group recognises lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date or an actual default occurring.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

Significant increase in credit risk

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers historical loss rates for each category of customers and adjusts to reflect current and forward-looking macroeconomic factors affecting the ability of the customers to settle the receivables. The Group has identified forecast economic information that relate to international shipping operations in which it operates to be the most relevant factors, and accordingly adjusts the historical loss rates based on expected changes in these factors.

The following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor;

Irrespective of the outcome of the above assessment, the company presumes that the credit risk on a financial asset has increased since initial recognition when contractual payments are more than 90 days past due, based on factors considered such as payment history, ongoing business dealings, settlement arrangements and financial status of the debtors, being reasonable and supportable information that demonstrates otherwise.

The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if:

i)	the financial instrument has a low risk of default,

ii)	the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and

iii)	adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Definition of default

The Group considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that receivables that meet either of the following criteria are generally not recoverable:

•	when there is a breach of financial covenants by the counterparty; or

•	information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

Irrespective of the above analysis, the Group considers that default has occurred when a financial asset is more than 120 days past due based on factors considered such as past payment history, ongoing business dealings, settlement arrangements and financial status of the debtor, being reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•	significant financial difficulty of the issuer or the borrower;

•	a breach of contract, such as a default or past due event;

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

•	the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in profit or loss.

Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date; for financial guarantee contracts, the exposure includes the amount drawn down as at the reporting date, together with any additional amounts expected to be drawn down in the future by default date determined based on historical trend, the Group’s understanding of the specific future financing needs of the debtors, and other relevant forward-looking information.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the company in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate. If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue cost.

Repurchase of the company’s own equity instruments is recognised and deducted directly in equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the company’s own equity instruments.

Financial Liabilities

Trade and other payables

Trade and other payables are initially measured at fair value and subsequently measured at amortised cost, using the effective interest method, except for short-term balances when the effect of discounting is immaterial.

Bank Loans

Interest-bearing bank loans are initially measured at fair value and subsequently measured at amortised cost, using the effective interest method. Interest expense calculated using the effective interest method is recognised over the term of the borrowing in accordance with the company’s accounting policy for borrowing costs (see below).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign exchange gains and losses

For financial liabilities that are denominated in a foreign currency and are measured at amortised cost as at each reporting date, the foreign exchange gains and losses are determined based on the amortised cost of the instruments. These foreign exchange gains and losses are recognised in the “other operating income” (Note 30) and “other operating expenses” (Note 31) line items in profit or loss for financial liabilities that are not part of a designated hedging relationship.

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Derivative financial instruments

The Group enters into freight forward agreements and bunker swaps to manage its exposure to freight rate and bunker prices respectively. Further details of derivative financial instruments are disclosed in Note 12.

Derivatives are initially recognised at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Group designates the derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

A derivative with a positive fair value is recognised as a financial asset whereas a derivative with a negative fair value is recognised as a financial liability. Derivatives are not offset in the financial statements unless the Group has both legal right and intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instruments is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Hedge accounting

The Group designates hedges of freight rate risk and bunker prices as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

•	there is an economic relationship between the hedged item and the hedging instrument;
•	the effect of credit risk does not dominate the value changes that result from that economic relationship; and
•	the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the Group adjusts the hedge ratio of the hedging relationship (i.e. rebalances the hedge) so that it meets the qualifying criteria again. The Group designates the full change in the fair value of a forward contract (i.e. including the forward elements) as the hedging instrument for all of its hedging relationships involving forward contracts.

Note 12 contains details of the fair values of the derivative instruments used for hedging purposes. Movements in the hedging reserve in equity are also detailed in the statements of profit or loss other comprehensive income (“OCI”).

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in OCI and accumulated under the heading of Hedging Reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as part of other operating expense or other operating income.

Amounts previously recognised in OCI and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognised in profit or loss in the same line of the statement of profit or loss and other comprehensive income as the recognised hedged item. However, when the forecast transaction that is hedged, results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. This transfer does not affect other comprehensive income. Furthermore, if the Group expects that some or all of the loss accumulated in other comprehensive income will not be recovered in the future, that amount is immediately reclassified to profit or loss.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The Group discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria (after rebalancing, if applicable). This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. Any gain or loss recognised in other comprehensive income and accumulated in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in profit or loss.

2.8	Offsetting Arrangements

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when the Group has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. A right to set-off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties, both in the normal course of business and in the event of default, insolvency or bankruptcy.

2.9	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services. Inventories which include bunkers on board ships and other consumable stores are valued at the lower of cost and net realisable value. Net realisable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Cost is determined on a first-in first-out basis. Spares on board ships are charged against income when issued to the ships.

When inventories are sold, the carrying amount is recognised as part of cost of sales. Any write-down of inventories to net realisable value and all losses of inventories or reversals of previous write-downs or losses are recognised in cost of sales in the period the write-down, loss or reversal occurs.

2.10	Ships, Property, Plant and Equipment

Ships, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is charged so as to write off the cost of assets other than property and ships under construction over their estimated useful lives, using the straight-line method, on the following bases:

Office equipment and furniture and fittings	-	3 years
Plant and equipment	-	3 to 5 years
Motor vehicles	-	5 years
Ships	-	15 years
Dry-docking	-	2.5 to 5 years

The estimated useful lives, residual values and depreciation method are reviewed at each year end, with the effect of any changes in estimate accounted for on a prospective basis.

Ships and properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any recognised impairment loss. Depreciation of these assets, on the same bases as other assets, commences when the assets are available for use.

Ships are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expense incurred during the period. The market average useful life of a ship is estimated to range from 25 to 30 years at which point it would usually be scrapped. The Group policy is to maintain a young fleet compared to the market average and estimates useful life as 15 years from date of delivery for new ships. Ships are depreciated on a straight-line basis to an estimated residual value over their useful life.

From time to time, the Group’s ships are required to be dry-docked for inspection and re-licensing at which time major repairs and maintenance that cannot be performed while the ships are in operation are generally performed. The Group capitalises the costs associated with dry-docking as they occur and amortises these costs on a straight-line basis over 2.5 to 5 years, which is generally the period until the next scheduled dry-docking.  A portion of the cost of acquiring a new ship is estimated and allocated to the components expected to be replaced or refurbished at the next scheduled dry-docking. If the ship is disposed before the next dry-docking, the carrying amount of dry-docking expenses is included in determining the gain or loss on disposal of the ship and taken to the profit or loss. If the period to the next dry-docking is shorter than expected, the unamortised balance of the deferred dry-docking cost is charged immediately as an expense before the next dry-docking.

Fully depreciated ships, property, plant and equipment still in use are retained in the financial statements.

Assets that are held for rental are initially classified as ships, property, plant and equipment. When these assets cease to be rented and a decision is made to sell these assets, the carrying amount is transferred to inventories. Upon sale of these assets, the sales value is recorded in gross revenue and the related carrying value of these assets (held as inventories) is recorded in cost of sales.

2.11	Intangible Assets

Intangible assets acquired in a business combination are identified and recognised separately from goodwill. The cost of such intangible assets is their fair value at the acquisition date. Subsequent to initial recognition, they are stated on the same basis as intangible assets acquired separately.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets acquired separately are reported at cost less accumulated amortisation and accumulated impairment losses. Intangible assets with finite useful lives are amortised on a straight-line basis over their estimated useful lives.  The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives are not amortised. Each period, the useful lives of such assets are reviewed to determine whether events and circumstances continue to support an indefinite useful life assessment for the asset, such events are tested for impairment in accordance with the policy below.

2.12	Impairment of Tangible and Intangible Assets Excluding Goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is indication that the asset may be impaired.

2.13	Goodwill

Goodwill arising in a business combination is recognised as an asset at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.

Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or the relevant cash generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

2.14	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the lease income.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the year in which they are incurred.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefit of incentives is recognised as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

2.15	Interests in Joint Ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of joint ventures are incorporated in these consolidated and combined financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in a joint venture is initially recognised in the consolidated and combined statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the joint venture. When the Group’s share of losses of a joint venture exceeds the Group’s interest in that joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint venture), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

An investment in a joint venture is accounted for using the equity method from the date on which the investee becomes a joint venture. On acquisition of the investment in a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognised immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 36 Impairment of Assets applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be a joint venture, or when the investment is classified as held for sale. When the Group retains an interest in the former joint venture and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IFRS 9 Financial Instruments. The difference between the carrying amount of the joint venture at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the joint venture is included in the determination of the gain or loss on disposal of the joint venture. In addition, the Group accounts for all amounts previously recognised in OCI in relation to that joint venture on the same basis as would be required if that joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognised in OCI by that joint venture would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

The Group continues to use the equity method when the investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When the Group reduces its ownership interest in a joint venture but the Group continues to use the equity method, the Group reclassifies to profit or loss, the proportion of the gain or loss that had previously been recognised in OCI relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a Group entity transacts with a joint venture of the Group, profits and losses resulting from the transactions with the joint venture are recognised in the Group’s consolidated and combined financial statements only to the extent of interests in the joint venture that are not related to the Group.

2.16	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Onerous contracts

Present obligations arising under onerous contracts are recognised and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2.17	Non-current assets and disposal groups held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

2.18	Revenue recognition and voyage expenses

Before 1 January 2018

Revenue represents the gross inflow of economic benefits during the period arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants. Included in revenue are freight, charter hire, sale of ships, bunker and consumables related to the ship sales and management fee income.

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Charter hire is recognised on a daily accrual basis. Freight revenue is recognised on completion of the voyage and for uncompleted voyages at year-end on the percentage of completion basis. Results of uncompleted voyages are included based on the estimated voyage result and the voyage time elapsed. Anticipated losses for contracts arising on uncompleted voyages are provided in full.

Sales of ships, bunkers and consumables are recognised when all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Management fee income is recognised on accrual basis over the period of services rendered.

From 1 January 2018

Vessel revenue

The primary source of revenue for the Group is vessel revenue; comprising of charter hire of ships and freight revenue.

Charter hire - The Group earns hire revenue by placing its vessels on time charter, bareboat charter and in pool arrangements. The performance obligations within pool and time-charter contracts include the bareboat charter and the operation of the vessel. Hire revenue is recognised over time as the Group satisfies its obligation based on time elapsed between the delivery of a vessel to a charterer and the redelivery of a vessel from the charterer.

For time and bareboat charter contracts, hire is typically invoiced bi-monthly or monthly in advance and hire revenue is accrued based on the daily hire rates. Pool income is accrued monthly based on monthly pool results, index and participation days. The pool index is variable and dependent on the participating vessels within the pool. Other variable hire components of the contract, such as off-hire and speed claims, are recognised only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty is subsequently resolved. In a small number of charters, the Group may earn profit share consideration, which occurs when actual spot rates earned by the vessel exceed certain thresholds for a period of time.

Freight revenue – The Group recognises freight revenue for each specific voyage which is usually priced on a current or “spot” market rate and then adjusted for predetermined criteria. The performance obligations for freight revenue commence from the time the ship is ready at the load port until the cargo has been delivered at the discharge port. The revenue will be recognised over the duration of the voyage between the two points, as measured using the time that has elapsed from commencement of performance at the load port. Management assesses the stage of completion as determined by the proportion of the total time expected for the voyage that has elapsed at the end of the reporting period as an appropriate measure of progress towards complete satisfaction of these performance obligations and the revenue is recognised in accordance with the calculated stage of completion. The duration of a single voyage will typically be less than three months. Demurrage and despatch are considered at contract inception and estimates are updated throughout the contract period. The consideration for demurrage and despatch will be recognised in the period within which such consideration was incurred. A contract asset is recognised over the period in which the freight services are performed representing the entity’s right to consideration for the services performed as at the end of the reporting period.

Sale of ships, bunkers and consumables

The Group generates revenue from the sale of ships, bunkers and consumables. Revenue is recognised when control of the ships, bunkers and consumables have been delivered to the buyer. The Group only has the right to the consideration at the point of transfer of the asset.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Management fees

The Group also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investees as well as providing corporate management services to such entities. The performance obligations within these contracts will typically consist of crewing, technical management, insurance and potentially commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts will generally consist of a fixed monthly management fee, plus the reimbursement of crewing and other costs for vessels being managed. Management fees are typically invoiced monthly.

Voyage expenses

Voyage expenses that relate directly to a contract include charter hire expenses, fuel expenses and port expenses. Before 1 January 2018, voyage expenses were expensed based on percentage of completion derived from voyage time elapsed. From 1 January 2018, contract costs are deferred and amortised over the course of the voyage on a percentage completion basis that is consistent with the revenue recognition under IFRS 15. This percentage of completion is derived from time elapsed between the tender of readiness to load a cargo or delivery of a vessel to a charterer, and the completion of discharging a cargo or redelivery of a vessel from a charterer. Contract costs are deferred only if they represent incremental costs of obtaining a contract or fulfilment costs that (i) relate directly a contract or to an anticipated contract, (ii) generate or enhance resources to be used in meeting obligations under the contract and (iii) are expected to be recovered.

2.19	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

2.20	Share-Based Payments

Equity-settled share options – Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 27.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

2.21	Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are charged as an expense when employees have rendered the services entitling them to the contributions. Payments made to state-managed retirement benefit schemes, such as the Singapore Central Provident Fund, and South African defined contribution provident funds, are dealt with as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period.

Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognised in other comprehensive income in the period in which they occur. Remeasurement recognised in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognised in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Defined benefit costs are categorised as follows:

•	service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);
•	net interest expense or income; and
•	remeasurement.

The Group presents the first two components of defined benefit costs in profit or loss in the line item ‘Administrative expense’. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognised in the consolidated and combined statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

A liability for a termination benefit is recognised at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognises any related restructuring costs.

2.22	Employee Leave Entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period.

2.23	Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in statement of profit or loss and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted in countries where the company and subsidiaries operate by the end of the reporting period.

Deferred tax is recognised on the differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised on taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset realised based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax are recognised as an expense or income in profit or loss, except when they relate to items credited or debited outside profit or loss (either in other comprehensive income or directly in equity), in which case the tax is also recognised outside profit or loss (either in other comprehensive income or directly in equity, respectively), or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

2.24	Foreign Currency Transactions and Translation

The individual financial statements of each Group entity are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency which is either United States dollars or South African Rands). The consolidated and combined financial statements of the Group are presented in United States Dollars.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the end of the reporting period. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on retranslation of monetary items are included in profit or loss for the year. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the year except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in OCI. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in OCI.

Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

For the purpose of presenting consolidated and combined financial statements, the assets and liabilities of the Group’s foreign operations (including comparatives) are expressed in United States Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognised in OCI and accumulated in a separate component of equity under the header of translation reserve.

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, loss of joint control over a jointly controlled entity that includes a foreign operation, or loss of significant influence over an associate that includes a foreign operation), all of the accumulated exchange differences in respect of that operation attributable to the Group are reclassified to profit or loss. Any exchange differences that have previously been attributed to non-controlling interests are derecognised, but they are not reclassified to profit or loss.

In the case of a partial disposal (i.e. no loss of control) of a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognised in profit or loss. For all other partial disposals (i.e. of associates or jointly controlled entities not involving a change of accounting basis), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognised in OCI.

2.25	Cash and Cash Equivalents in the Statement of Cash Flows

Cash and cash equivalents in the statement of cash flows are comprised of cash on hand and demand deposits that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

2.26	Financial Guarantee Contracts

Financial guarantee contracts are accounted for in terms of IFRS 4 Insurance Contracts and are measured initially at cost and thereafter, in accordance with IAS 37 Provisions, contingent liabilities and contingent assets.

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 2, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(i)	Critical judgements in applying the Group’s accounting policies

The following are the critical judgements, apart from those involving estimations (see below), that management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognised in the financial statements.

Classification of certain investments as a joint venture

Note 16 describes that Tri-view Shipping Pte Ltd, Island Bulk Carriers Pte. Ltd. and IVS Bulk Pte. Ltd. as joint ventures of the Group even though the Group has 51%, 65% and 33.5% of ownership interest and voting rights in these entities respectively. Management has assessed that the interests in these entities would be considered as joint ventures given that the contractual agreement between the parties in undertaking the economic activities of these entities would be subject to joint control.  Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of all the parties sharing control.

Ships classified as inventories

The Group regularly engaged in trading of ships. When a ship ceased to be rented and a decision is made for the ship to be sold, the ship would be classified as inventories (Note 13). The proceeds from the sale of such assets shall be recognised as revenue in accordance with IFRS 15 Revenue from Contracts with Customers. The corresponding cost shall be accounted for as cost of sales.

(ii)	Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont’d)

Calculation of loss allowance on trade receivables and amount due from related parties and loans to joint ventures

When measuring expected credit loss in relation to the trade receivables and amount due from related parties and loans to joint ventures, the Group uses reasonable and supportable forward-looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss given default is an estimate of the loss arising on default. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, taking into account cash flows from collateral and integral credit enhancements. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions. Details of the loss allowance on trade receivables and amount due from related parties and loans to joint ventures are provided in Note 7, 10 and 11.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit (based on past performance and management’s expectations of the market developments) and a suitable discount rate in order to calculate present value. The carrying amount of goodwill at the end of the reporting period was $7,351,000 (2017: $8,419,000) after an impairment of $Nil (2017: $8,483,000) was recognised during the financial year. Details of the impairment loss calculation are provided in Note 18.

Impairment of interest in joint ventures

The recoverable amount of the investments has been determined based on the estimated net asset value of the joint ventures which approximates their fair value less cost to sell.

The carrying amounts of interest in joint ventures are disclosed in Note 16.

Percentage of completion of voyages recognised as revenue

The stage of completion of a voyage is determined by calculating the total number of actual days from the loading of the cargo at the commencement of a voyage to the period end, divided by the total estimated number of days from loading to discharging the cargo.

The duration of a voyage depends on the size of the ship being loaded, cargo type and quantity, ship speed as well as delays occasioned by weather or due congestion at load or discharge ports.

Ship life, residual value and impairment

In the shipping industry, the use of the 25 to 30 year ship life has become the prevailing standard for the type of ship owned by the Group. However, management depreciates the ships on a straight-line basis after deduction for residual values over the ship’s estimated useful life of 15 years, from the date the ship was originally delivered from the shipyard as the Group maintains a young fleet compared to the market average and generally aims to replace ships that are 15 years or older. As a result, ships are depreciated over 15 years to the expected residual market value of a ship of a similar age and specification. Management reassesses the depreciation period of ships that surpass this limit with special consideration of the ships and the purpose for which the ship was retained in the fleet.

Residual values of the ships are reassessed by management at the end of each reporting period based on the current shipping markets, the movement of the markets over the previous five years and the age, specification and condition of the respective ships.

Considerations for useful life of the ships also include maintenance and repair cost, technical or commercial obsolescence and legal or similar limits to the use of ships.

Management also reviews the ships for impairment whenever there is an indication that the carrying amount of the ships may not be recoverable. Management measures the recoverability of an asset by comparing its carrying amount against its recoverable amount. Recoverable amount is the higher of the fair value less cost to sell and value in use. If the ship is considered to be impaired, an impairment loss is recognised to an amount to the excess of the carrying value of the asset over its recoverable amount.

Value in use is the future cash flows that the ships are expected to generate from charter hire of the ships and the expected running costs thereof over their remaining useful lives, with a cash inflow in the final year equal to the residual value of the ships. Management determined the value-in-use based on past performance of the ships and their expectations of the market development. The future cash flows are determined based on the combination of the following assumptions:

1)	Forecast earnings are based on internal estimates having considered: fixed future earnings from existing COAs and charter contracts, allowing for dry dock and commercial off hire days, internal forecasts, as well as third party information and historical earnings averages.

2)	Pre-tax discount rate of 8.33% (2017: 7.55%) rate is used to discount future cash flows from deployment of the ships to their net present values.

3)	Vessel operating expenses and drydock costs are based on management’s best estimates.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont’d)

As at 31 December 2018, and 2017, a possible change to the following estimate used in management’s assessment will result in the recoverable amount to be below the total carrying amount of the ships (on the basis that each of the other key assumptions remain unchanged):

Drybulk Carriers

•	13.3% to 37.8% decrease to the charter rate (2017: 16.54% to 37.45% decrease to the charter rate); or

•	12.3% to 81.8% increase to the discount rate (2017: 10.59% to 37.38% increase to the discount rate).

Tankers

•	0.6% to 33.9% decrease to the charter rate (2017: 1.67% to 55.56% decrease to the charter rate); or

•	0.8% to 22.4% increase to the discount rate (2017: 2.32% to 20.53% increase to the discount rate).

Based on the key assumptions and taking into account the sensitivity analysis above, management has determined that the estimated recoverable amount of the ships are appropriate. Accordingly, there was no allowance for impairment loss recognised during the year (2017: US$16,503,000).

The recoverable amounts of ships classified as inventories were determined based on fair value less cost of disposal, which were determined based on the market comparable approach that reflects recent transaction prices for similar ships, with similar age and specifications. In valuing the ships, the appraisers have taken into consideration the prevailing market conditions and have made adjustments for differences where necessary before arriving at the most appropriate value for the ships. The carrying amounts of the ships are disclosed in Note 14.

Tax liabilities

The Group acquired a wholly-owned subsidiary, Unicorn Tankers International Ltd (“UTI”), in 2013. UTI and its subsidiary are tax residents in United Kingdom (“UK”). In recent years, the UK tax authorities have revised their interpretations of certain areas of tonnage tax legislation. If certain legislation is interpreted in an alternative manner, additional taxation of up to US$5,657,000 (2017: US$5,657,000) could arise. A tax provision of US$2,400,000 (2017: US$2,400,000) has been provided.

In 2013, there were queries raised by the UK tax authorities on a subsidiary of UTI. At the date of authorisation of these financial statements, the inquiries by the UK tax authorities are still ongoing. Management is of the opinion that UTI and its subsidiary had complied with the tax legislation and does not expect any additional taxation will arise out of the queries raised by the UK tax authorities.

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(i)	Categories of financial instruments

	2018	2017
	US$’000	US$’000
Financial assets
Derivative instruments designated in hedge accounting relationships	-	123
Financial assets at amortised cost (2017: Loans and receivables)	112,855	163,600
Less: Transferred to asset of disposal group classified as held for sale (Note 39)	-	(35,500)
	112,855	128,100
	112,855	128,223

Financial liabilities
Derivative instruments designated in hedge accounting relationships	867	138
Financial liabilities at amortised cost	143,339	171,117
Less: Transferred to asset of disposal group classified as held for sale (Note 39)	-	(16,975)
	143,339	154,142
	144,206	154,280

(ii)	Financial risk management policies and objectives

The management of the Group monitors and manages the financial risks relating to the operations of the Group to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (foreign currency risk, interest rate risk), credit risk and liquidity risk.

The Group does not hold or issue derivative financial instruments for speculative purpose.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risk. Market risk exposures are measured using sensitivity analysis indicated below.

(a)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. As at 31 December 2018, the Group’s maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group arises from:

•	the carrying amount of the respective recognised financial assets as stated in the consolidated statement of financial position; and
•	the maximum amount the Group would have to pay if the financial guarantee is called upon, irrespective of the likelihood of the guarantee being exercised as disclosed in Note 4(d).

In order to minimise credit risk, the Group has categorised exposures according to their degree of risk of default. The Group uses its own trading records to rate its major customers and other debtors. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognising expected credit losses (ECL)
Performing	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	Amount is >90 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit-impaired
In default	Amount is >120 days past due or there is evidence indicating the asset is credit-impaired.	Lifetime ECL – credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery.	Amount is written off

The tables below detail the credit quality of the Group’s financial assets and other items, as well as maximum exposure to credit risk by credit risk rating grades:

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$’000	US$’000	US$’000
31 December 2018

Trade receivables	7	(i)	Lifetime ECL (Simplified approach)	12,034	-	12,034
Contract assets	8	(i)	Lifetime ECL (Simplified approach)	1,959	-	1,959
Other receivables	9	Performing	12-month ECL	16,239	-	16,239
Due from related parties	10	Performing	12-month ECL	13,516	-	13,516
Loans to joint ventures	11	Doubtful	Lifetime ECL	25,483	1,680	23,803
				69,231	1,680	67,551

(i) For trade receivables and contract assets, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. The Group determines the expected credit losses on these items by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of these assets is presented based on their past due status in terms of the provision matrix.

Further details on the loss allowance are disclosed in the respective notes.

In order to minimise credit risk, the Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group uses its own trading records to rate its major customers. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. There are ongoing reviews on the limits attributed to customers.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

Credit approvals and other monitoring procedures are also in place to ensure that follow-up action is taken to recover overdue debts. Furthermore, the Group reviews the recoverable amount of each trade debt on an individual basis at the end of the reporting period to ensure that adequate loss allowance is made for irrecoverable amounts. In this regard, management considers that the Group’s credit risk is significantly reduced.

Trade receivables consist of a large number of customers, spread across diverse geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

At the end of the reporting period, other than amounts due from related parties and joint ventures, the Group does not have significant credit risk exposure to any single counterparty or any Group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are third parties and banks with high internal and external credit ratings. In addition, the Group is exposed to credit risk in relation to financial guarantees given to banks. The Group’s maximum exposure in this respect is the maximum amount the Group could have to pay if the guarantee is called on.

(b)	Interest rate risk management

The Group is exposed to interest rate risk through the impact of bank loans and loans granted from/to related parties at variable interest rates. The Group monitors its exposure to fluctuating interest rates and generally enters into contracts that are linked to market rates relative to the currency of the asset or liability.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period in the case of instruments that have floating rates.  A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher or lower and all other variables were held constant, the Group’s loss for the year ended 31 December 2018 would increase/decrease by US$603,000 (2017: increase/decrease by US$470,000 and 2016: increase/decrease by US$634,000).  This is mainly attributable to the Group’s exposure to interest rates on its variable rate bank loans and loans from/to related parties.

(c)	Foreign currency exchange risk management

The Group’s main operational activities are carried out in United States dollars and South African rands, which is the functional currency of the respective financial statements of each Group entity.  The risk arising from movements in foreign exchange rates is limited as the Group has minimal transactions in foreign currencies which mainly relates to administrative expenses in Singapore dollars, loans to joint ventures in Japanese yen and amounts due to related companies in South African rands and Great Britain pounds as well as bank balances in South African rands.

The Group has access to a foreign exchange facility which enables it to enter into forward foreign exchange contracts. Management reviews and monitors currency risk exposure and determines whether any hedging is considered necessary.

The objective of the foreign exchange exposure management policy is to ensure that all foreign exchange exposures are identified as early as possible and that the identified exposures are actively managed to reduce risk. All exposures are to reflect the underlying foreign currency commitments arising from trade and/or foreign currency finance. Under no circumstances are speculative positions, not supported by normal trade flows, permitted.

At the end of the reporting period, the significant carrying amounts of monetary liabilities and monetary assets denominated in currencies other than the respective Group entities’ functional currencies are as follows:

	Liabilities		Assets
	2018	2017	2018	2017
	US$’000	US$’000	US$’000	US$’000

United States dollars	(1,660)	(186)	4,941	2,093
South African rands	(22,909)	(19,268)	7,894	119
Japanese yen	(6,976)	(11)	765	11,132

Foreign currency sensitivity

The following table details the sensitivity to a 10% increase and decrease in the relevant foreign currencies against the functional currency of each Group entity.  10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

If the relevant foreign currency strengthens by 10% against the functional currency of the entity, profit or loss will increase/(decrease) by:

	Impact on profit or loss
	2018	2017
	US$’000	US$’000

United States dollars	328	191
South African rands	(1,502)	(1,915)
Japanese yen	(621)	1,112

If the relevant foreign currency weakens by 10% against the functional currency of the entity, profit or loss will increase/(decrease) by:

	Impact on profit or loss
	2018	2017
	US$’000	US$’000

United States dollars	(328)	(191)
South African rands	1,502	1,915
Japanese yen	621	(1,112)

(d)	Liquidity risk management

Liquidity risk refers to the risk that the Group is unable to pay its creditors due to insufficient funds.  The Group maintains and monitors a level of cash deemed adequate by management at all times to finance its obligations as and when they fall due.

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate borrowing facilities are maintained. The management may from time to time at their discretion raise or borrow monies for the purposes of the Group as they deem fit.

Non-derivative financial liabilities

The following tables detail the remaining contractual maturity for non-derivative financial liabilities.  The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the maturity analysis which is not included in the carrying amount of the financial liability on the consolidated and combined statements of financial position.

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	After 5 years	Adjustment	Total
	% p.a.	US$’000	US$’000	US$’000	US$’000	US$’000
Group

2018
Non-interest bearing	-	28,480	403	-	-	28,883
Variable interest rate instruments	5.30	23,295	108,057	-	(16,896)	114,456
		51,775	108,460	-	(16,896)	143,339

2017
Non-interest bearing	-	38,854	6,534	-	-	45,388
Variable interest rate instruments	3.83	90,128	23,035	-	(4,409)	108,754
		128,982	29,569	-	(4,409)	154,142

The maximum amount that the Group could be forced to settle under the financial guarantee if the full guaranteed amount is claimed by the counterparty to the guarantee is disclosed in Note 37. The Group considers that it is more than likely that no amount will be payable under the arrangement.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

Derivative financial instruments

The following table details the liquidity analysis for derivative financial instruments.  The table has been drawn up based on the undiscounted gross inflows and (outflows) on those derivatives that require gross settlement.  When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of reporting period.

	On demand or within 1 year	Within 2 to 5 years	Adjustment	Total
	US$’000	US$’000	US$’000	US$’000
Group

2018
Gross settled:
Bunker swaps
Gross outflow	(867)	-	-	(867)

2017
Gross settled:
Forward freight agreements
Gross inflow	17	-	-	17
Gross outflow	(138)	-	-	(138)
	(121)	-	-	(121)
Bunker swaps
Gross inflow	106	-	-	106

	(15)	-	-	(15)

(e)	Shipping market price risk management

The Group is exposed to the fluctuations in market conditions in the shipping industry which in turn affects the Group’s profitability.  Management continually assess shipping markets using their experience and detailed research.  Risks are managed by fixing tonnage on longer term time charters, contracts of affreightment and entering into forward freight agreements.  The carrying amount of the derivative financial instruments is disclosed in Note 12.

Shipping market price sensitivity

The sensitivity analyses below have been determined based on the exposure to shipping market price risk at the end of the reporting period.

In respect of derivative financial instruments, if the shipping market prices had been 10% higher/lower while other variables were held constant:

•	loss for the year ended 31 December 2018 would decrease/increase by US$Nil (2017: decrease/increase by US$Nil and 2016: decrease/increase by US$Nil); and

•	hedging reserve would decrease/increase by US$Nil (2017: increase/decrease by US$316,000 and 2016: increase/decrease by US$70,000).

(f)	Commodity price risk management

The Group uses bunker swaps to manage exposure to commodity price risk where the positions are not naturally economically hedged through the combination of holding inventory, forward sales contracts and forward purchase contracts. Management continually assess commodity price through their experience and detailed research. The carrying amount of the derivative financial instruments is disclosed in Note 12.

Commodity price sensitivity

The sensitivity analyses below have been determined based on the exposure to commodity price risk at the end of the reporting period.

In respect of derivative financial instruments, if the commodity prices had been 10% higher/lower while other variables were held constant:

•	loss for the year ended 31 December 2018 would decrease/increase by US$Nil (2017: decrease/increase by US$Nil and 2016: decrease/increase by US$128,000).

•	hedging reserve would decrease/increase by US$355,000 (2017: decrease/increase by US$128,000 and 2016: decrease/increase by US$280,000).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

(g)	Fair value measurement of financial assets and financial liabilities

The carrying amounts of cash and cash equivalents, trade and other current receivables and payables, and other liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.  The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

Financial instruments measured at fair value on a recurring basis

	2018	2017
	US$’000	US$’000
Financial Assets
Forward freight agreements	-	17
Bunker swaps	-	106

Financial Liabilities
Forward freight agreements	-	138
Bunker swaps	867	-

All the financial instruments relate to the forward freight agreements and bunker swap agreements and have been classified as Level 2 financial instruments, which indicates that the fair value of the instruments were determined based on discounted cash flow with reference to observable inputs for equivalent instruments, discounted at a rate that reflects the credit risk of various counterparties.  Further details are disclosed in Note 12.

There were no transfers between Level 1 and 2 in the period.

Fair Value of Financial Instruments

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Level 2 and 3 fair values were determined by applying either a combination of, or one of the following valuation techniques:

•	market related interest rate yield curves to discount expected future cash flows; and/or
•	projected unit method; and/or
•	market value, and/or
•	the net asset value of the underlying investments; and/or
•	a price earnings multiple or a discounted projected income/present value approach

The fair value measurement for income approach valuation is based on significant inputs that are not observable in the market. Key inputs used in the valuation include discount rates and future profit assumptions based on historical performance but adjusted for expected growth. Management reassess the earnings or yield multiples at least annually based on their assessment of the macro- and micro-economic environment.

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
2018

Financial liabilities
Derivative financial instruments	-	867	-	867

2017
Financial assets
Derivative financial instruments	-	123	-	123

Financial liabilities
Derivative financial instruments	-	138	-	138

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

(iii)	Capital management policies and objectives

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt to equity balance.  The capital structure of the Group consists of debt and equity, which is comprised of share capital and reserves.

The Group also reviews the capital structure on a semi-annual basis. As a part of this review, the management considers the cost of capital and the risks associated with each class of capital. Management also ensures that the Group maintains gearing ratios within a set range to comply with the loan covenants imposed by a bank.

The Group’s overall strategy remains unchanged from the prior year.

5	RELATED PARTIES TRANSACTIONS

Transactions between the Group and Grindrod Limited group of companies prior to the Spin-Off (Note 1) are disclosed as transactions with related parties under Group companies below. With effective from 18 June 2018, arising from the Spin-Off, Grindrod Limited group of companies no longer meet the definition of related parties and hence balances and transactions after this date are not disclosed as balances and transactions with related parties.

Many of the Group’s transactions and arrangements are with related parties and the effect of these on the basis determined between the parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

During the year, Group entities entered into the following transactions with related parties:

(i)	Group companies

	2018	2017	2016
	US$’000	US$’000	US$’000

Freight revenue from related parties	-	939	1,017
Fuel and port expenses to related parties	(18,910)	(55,895)	(46,477)
Bunker swaps from related companies	111	182	-
Guarantee fees from related parties	-	325	486
Guarantee fees to related parties	(54)	(451)	(514)
Interest expense on loans from related parties	-	(629)	(312)
Interest income on amounts due from related parties	-	1,199	909
Management fees to related parties	(1,135)	(3,495)	(2,956)
Net gain on disposal of businesses	3,255	-	-
Overhead recovery from/ (to) related party (included in administrative expenses)	134	(202)	(967)
Dividend paid to related party	-	(1,674)	-
Other expenses to related parties	(187)	(1,268)	(2,216)

(ii)	Joint ventures

	2018	2017	2016
	US$’000	US$’000	US$’000

Interest income	2,573	4,346	2,728
Technical management fee income	1,625	1,625	1,427
Agency Fees from joint ventures	574	618	317
Charter hire and other related revenue	13,445	4,376	3,624
Charter hire and other related expenses	(52,050)	(50,741)	(33,643)
Payments on behalf of a joint venture	(1,217)	(585)	(2)
Purchase of ship from joint venture	10,250	-	-
Management fee income	217	350	350

Refer to Note 37 for information on the guarantees provided by the Group for loans within joint venture structures.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

5	RELATED PARTIES TRANSACTIONS (cont’d)

(iii)	Compensation of directors and key management personnel

The remuneration of the directors and other members of key management is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures.

	2018	2017	2016
	US$’000	US$’000	US$’000

Short-term benefits	4,839	6,026	3,511
Share-based payments	84	459	-
	4,923	6,485	3,511

The remuneration of directors and key management is determined by the remuneration committee of Grindrod Shipping Holdings Limited (prior to 18 June 2018 by the remuneration committee of Grindrod Limited) having regard to the performance of individuals and market trends.

6	CASH AND BANK BALANCES INCLUDING RESTRICTED CASH

	2018	2017
	US$’000	US$’000

Restricted cash, current portion	2,138	5,183
Cash on hand	438	347
Cash at bank	33,060	40,992
Cash and bank balances	35,636	46,522

Less: Restricted cash, current portion	(2,138)	(5,183)
Less: Bank overdrafts	-	(4,028)
	33,498	37,311
Add: Cash and cash equivalents included in a disposal group held for sale (Note 39)	-	7,934
Cash and cash equivalents in the statements of cash flows	33,498	45,245

Restricted cash
Classified as:
Current	2,138	5,183
Non-current	11,627	-
	13,765	5,183

The current portion of the restricted cash represents amounts placed in retention accounts can only be used to fund loan repayments or interest payments. The non-current portion of restricted cash represents debt reserves security deposit required due to the conditions of certain banking facilities and these deposits are not available to finance the Group’s day to day operations.

7	TRADE RECEIVABLES

	2018	2017
	US$’000	US$’000

Trade receivables	8,936	17,249
Less: Loss allowance	-	-
Loss allowance	-	(25)
Included in assets of a disposal group held for sale (Note 39)	-	25
	8,936	17,249
Trade receivables due from the pools	3,098	1,676
Forward freight agreements	-	605
Included in assets of a disposal group held for sale (Note 39)	-	(6,131)
	12,034	13,399

The credit period is 1 to 30 days (2017: 1 to 30 days).  No interest is charged on the outstanding invoice.

Loss allowance for trade receivables has always been measured at an amount equal to lifetime expected credit losses (ECL). The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

A trade receivable is written off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

7	TRADE RECEIVABLES (cont’d)

The following table details the risk profile of trade receivables based on the Group’s provision matrix. The expected credit loss rate is considered immaterial for trade receivables outstanding for less than 120 days and for trade receivables past due for more than 120 days, the Group has recognised a loss allowance of 100%, except for the adjustment to factors that are specific to the debtors, because historical experience has indicated that these receivables are generally not recoverable. As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Group’s different customer base.

	Trade receivables past due
2018	Not past due	< 30	31-60	61-90	91-120	>120	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Estimated total gross carrying amount at default, representing net carrying amount of default	6,585	2,647	1,185	139	1,478	-	12,034

Previous accounting policy for impairment of trade receivables

In 2017, allowance for doubtful debts for trade receivables were determined based on estimated irrecoverable amounts from charter hire income, determined by reference to past default experience.

Included in the Group’s trade receivable balance are debtors with a carrying amount of US$4,243,000 which was past due at the end of reporting period for which the Group have not provided for, as there has not been a significant change in credit quality and the amounts are still considered recoverable.  The average age of these receivables were as follows:

2017
US$’000

1 day to 30 days	2,509
31 days to 60 days	511
61 days to 90 days	209
More than 90 days	1,014
4,234

Movement in the loss allowance:

2017
US$’000
Balance at beginning of the year	5
Increase in allowance for doubtful debts	18
Effect of foreign exchange differences	2
25
Included in assets of a disposal group classified as held for sale (Note 39)	(25)
Balance at end of year	-

8	CONTRACT ASSETS

This relates to unbilled revenue, recognised over the period in which the freight services are performed representing the entity’s right to consideration for the services performed as at the end of the reporting period.

Management estimates the loss allowance on amounts due from customers at an amount equal to lifetime ECL, taking into account the historical default experience and the future prospects of the industry. None of the amounts due from customers at the end of the reporting period is past due.

9	OTHER RECEIVABLES AND PREPAYMENTS

	2018	2017
	US$’000	US$’000
Current:
Deposits	337	293
Prepayments	1,663	2,328
Voyages in progress	12,156	12,367
Other receivables	3,746	6,791
	17,902	21,779
Included in assets of a disposal group held for sale (Note 39)	-	(4,592)
	17,902	17,187
Non-current:
Other receivables	-	187
Included in assets of a disposal group held for sale (Note 39)	-	(115)
	-	72

	17,902	17,259

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

9	OTHER RECEIVABLES AND PREPAYMENTS (cont’d)

For purpose of impairment assessment, other receivables are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at an amount equal to 12-month expected credit losses (ECL).

In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that are specific to the debtors and general economic conditions of the industry in which the debtors operate.

The following table shows the movement in lifetime ECL – credit impaired lifetime ECL that has been recognised for other receivables in accordance with IFRS 9:

2018
US$’000
Balance as at 1 January 2018	-
Adjustment upon application of IFRS 9	70
Change in loss allowance due to new trade receivables originated, net of those derecognised due to settlement	-
Amount written off	(70)
Balance as at 31 December 2018	-

10	DUE FROM RELATED PARTIES

	2018	2017
	US$’000	US$’000
Due from related parties (Note 5)
- non-interest bearing - trade	-	22
- interest bearing - non-trade	-	15,215
Due from joint ventures (Note 5)
- non-interest bearing - non-trade	4,300	2,597
- interest bearing - non-trade	9,216	26,888
	13,516	44,722
Included in assets of a disposal group held for sale (Note 39)	-	(17,724)
	13,516	26,998

Amounts due from related parties and joint ventures are unsecured and repayable on demand and their carrying value approximate fair value.

In 2018, interest was charged on the amounts due from joint ventures of US$9,216,000 at 15.0% per annum. In 2017, interest was charged on amounts due from related parties of US$15,215,000 at 8.22% per annum and amounts due from joint venture of US$26,888,000 at 15.0% per annum.

For purpose of impairment assessment, amounts due from related parties are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at an amount equal to 12-month expected credit losses (ECL).

In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that are specific to the related parties.

11	LOANS TO JOINT VENTURES

	2018	2017
	US$’000	US$’000
Loans to joint ventures analysed between:

Assets
Current assets	25,483	22,400
Provision for losses on joint ventures	(1,680)	(4,220)
	23,803	18,180

Non-current assets	-	13,748
Provision for losses on joint ventures	-	(6,447)
	-	7,301

Total	23,803	25,481

(1)	US$2,640,000 (2017: US$2,636,000) of the loans is to a joint venture which relates to payments made for instalments due for a ship under construction in accordance with the terms of ship building contract. The loan is repayable over a period of 10 years from date ship’s delivery in 2009. The loan is unsecured and bear interest at rates ranging from 3.14% to 4.34% per annum during the year. The loan approximates the fair value as the loan is arranged at floating rates.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

11	LOANS TO JOINT VENTURES (cont’d)

(2)	In 2017, US$11,129,000 of the loans is due from a joint venture which relates to payments made for instalments due for two ships under construction in accordance with the terms of ship building contracts. The loans were repayable over a period of 17 years from date of respective ships delivery in 2011 and 2012. The loan was unsecured and bore interest at rates ranging from 1.04% to 1.05% per annum during the year ended 2017. In 2018, the Group acquired the remaining equity interest of this joint venture resulting in the elimination of the loan balances. These loans approximate the fair value as the loan is arranged at floating rates.

(3)	US$22,843,000 (2017: US$22,383,000) of loans to a joint venture is unsecured and bear interest at a rate of 2% (2017: 2%) per annum during the year. The loan is expected to be repaid within 12 months from the end of the reporting period. The carrying value of the loans at year end approximates the fair value.

For purpose of impairment assessment, loans to joint ventures have been considered to have significant increase in the risk of default on the loans since initial recognition because of the volatile economic environment the joint ventures operate in. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at lifetime ECL. In determining the ECL, management has taken into account the provision of losses that arose from the Group’s share of losses in joint venture that were in excess of the Group’s cost of investment in joint ventures (Note 16) and any additional loss allowance required based on the expected recovery from the loan.

Under the previous accounting policy, the Group has provided an allowance of US$10,667,000 for impairment of the loans with joint ventures. The allowance represents the provision for losses on joint ventures that arose from the recognition of the Group’s share of losses in joint venture that were in excess of the group’s cost of investment in joint ventures (Note 16).

The following table shows the movement in lifetime ECL – credit impaired lifetime ECL that has been recognised for loans to joint venture:

2018
US$’000
Balance as at 1 January 2018	10,667
Loss allowance recognised in profit or loss	(2,540)
Amount written off	(6,447)
Balance as at 31 December 2018	1,680

12	DERIVATIVE FINANCIAL INSTRUMENTS

Forward freight agreements and bunker swaps - analysed between:

	2018	2017
	US$’000	US$’000
Assets
Current assets	-	123

Liabilities
Current liabilities	(867)	(138)

The Group has entered into a number of forward freight agreements covering certain open positions of its capesize and handysize ships. These are entered into in the normal course of business in order to hedge against open positions in the fleet from contracts of affreightment and exposure on earnings for the handysize ships trading in a pool on the spot market. At 31 December 2018, there are 0 (2017: 7) outstanding forward freight agreements, maturing as follows:

Settlement period		Strike price	Duration	Notional value	Fair value gain (loss)
		US$		US$’000	US$’000
2017
Derivative instruments in designated hedge accounting relationships:
Current Assets
January 2018 to March 2018	BSI - Ave	9,800	45 days	441	1
January 2018 to March 2018	BSI - Ave	10,300	40 days	412	16
				853	17
Current Liabilities
January 2018 to March 2018	BSI - Ave	8,900	30 days	267	(27)
January 2018 to March 2018	BSI - Ave	9,150	90 days	824	(57)
January 2018 to March 2018	BHSI - Ave	8,050	90 days	725	(40)
January 2018 to March 2018	BHSI - Ave	8,100	15 days	122	(7)
January 2018 to March 2018	BHSI - Ave	8,250	30 days	248	(7)
				2,186	(138)

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

12	DERIVATIVE FINANCIAL INSTRUMENTS (cont’d)

The Group has entered into a number of bunker swaps, as follows:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$		US$’000	US$’000

2018
Current liabilities
Derivative instruments in designated hedge accounting relationships:

January 2019 to February 2019	MOPS380	457.75	1000	458	(135)
January 2019	MOPS380	419.00	350	147	(33)
January 2019	MOPS180	425.25	350	149	(34)
May 2019	MOPS180	403.50	350	141	(31)
September 2019	MOPS180	377.50	350	132	(26)
January 2019 to September 2019	Rott 3.5% Brg	338.50	1,800	609	(101)
January 2019 to September 2019	MOPS180	368.50	3,060	1,128	(164)
January 2019 to September 2019	Rott 3.5% Brg	369.75	1,350	499	(118)
January 2019 to September 2019	MOPS180	403.00	1,350	544	(119)
January 2019 to March 2019	MOPS380	406.00	1,500	609	(106)
				4,416	(867)

2017
Current asset
Derivative instruments in designated hedge accounting relationships:

January 2018 to December 2018	Rott 3.5% Brg	326	3,600 MT	1,174	106

BSI-Ave denotes “Baltic Supramax Index (Average)”

BHSI-Ave denotes “Baltic Handysize Index (Average)”

MOPS 380 denotes “Mean of Platts Singapore 380”

Rott 3.5% Brg denotes “3.5% Fuel Oil Barges FOB Rotterdam”

13	INVENTORIES

	2018	2017
	US$’000	US$’000

Bunkers and other consumables at cost	10,841	10,156
Ships recognised as inventories	-	-
Ships reclassified from Ships, property, plant and equipment as inventories (Note 14) (a)	7,321	16,988
Sale of ships recognised as inventories (a)	(7,321)	(16,988)
Included in assets of a disposal group held for sale (Note 39)	-	(1,078)
	10,841	9,078

(a)	On 10 October 2018, the Group entered into Memorandums of Agreement with third parties for the sale of a ship at purchase consideration of US$8,650,000. The ship was delivered to third parties on 26 October 2018.

On 29 June 2017 and 27 October 2017, the Group entered into Memorandums of Agreement with third parties for the sale of ships at purchase consideration of US$10,897,000 and US$6,830,000 respectively. The ships were delivered to third parties on 17 October 2017 and 27 November 2017.

Ships reclassified from Ships, property, plant and equipment as inventories is reconciled as follows:

	2018	2017
	US$’000	US$’000

Cost	15,203	39,256
Accumulated depreciation	(3,443)	(11,744)
Impairment	(4,439)	(10,524)
Carrying amount	7,321	16,988

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

14	SHIPS, PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Plant and equipment under construction	Ships	Dry- docking	Construction in progress	Freehold land and buildings	Leasehold improvements	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost:
Balance at 1 January 2017	9,676	6,423	239	486,004	14,961	773	278	653	519,007
Additions	1,181	-	-	339	4,880	-	-	31	6,431
Disposals	(340)	(218)	-	-	(3,183)	-	-	(35)	(3,776)
Transfer	245	-	(245)	-	-	-	-	-	-
Reclassified to disposal group held for sale (Note 39)	(5,876)	-	-	(27,419)	(1,983)	-	-	(734)	(36,012)
Reclassification to inventories (Note 13)	-	-	-	(37,490)	(1,766)	-	-	-	(39,256)
Effect of foreign currency exchange differences	1,008	-	6	-	168	-	29	85	1,296
Balance at 31 December 2017	5,894	6,205	-	421,434	13,077	773	307	-	447,690
Additions	88	280	-	9,980	5,760	5,611	-	-	21,719
Disposals	(296)	(1,057)	-	-	(5,353)	-	-	-	(6,706)
Acquired on acquisition of subsidiary (Note 41.2)	-	-	-	10,584	416	-	-	-	11,000
Reclassification to inventories (Note 13)	-	(57)	-	(14,160)	(986)	-	-	-	(15,203)
Effect of foreign currency exchange differences	(666)	-	-	-	-	-	(44)	-	(710)
Balance at 31 December 2018	5,020	5,371	-	427,838	12,914	6,384	263	-	457,790

Accumulated depreciation:
Balance at 1 January 2017	6,985	3,852	-	113,632	7,553	-	-	199	132,221
Depreciation	706	814	-	13,416	3,745	-	-	91	18,772
Disposals	(218)	(218)	-	-	(3,183)	-	-	(33)	(3,652)
Reclassified to disposal group held for sale (Note 39)	(2,901)	-	-	(12,119)	(969)	-	-	(300)	(16,289)
Reclassification to inventories (Note 13)	-	-	-	(10,948)	(796)	-	-	-	(11,744)
Effect of foreign currency exchange differences	691	-	-	13	175	-	-	43	922
Balance at 31 December 2017	5,263	4,448	-	103,994	6,525	-	-	-	120,230
Depreciation	179	768	-	10,520	2,807	-	-	-	14,274
Disposals	(296)	(1,057)	-	-	(4,829)	-	-	-	(6,182)
Reclassification to inventories (Note 13)	-	(57)	-	(3,203)	(183)	-	-	-	(3,443)
Effect of foreign currency exchange differences	(598)	-	-	-	-	-	-	-	(598)
Balance at 31 December 2018	4,548	4,102	-	111,311	4,320	-	-	-	124,281

Impairment:
Balance at 1 January 2017	-	-	-	82,579	-	310	-	-	82,889
Impairment losses recognised in profit or loss	-	-	-	13,116	3,387	-	-	-	16,503
Reclassification to inventories (Note 13)	-	-	-	(10,524)	-	-	-	-	(10,524)
Balance at 31 December 2017	-	-	-	85,171	3,387	310	-	-	88,868
Reclassification to inventories (Note 13)	-	-	-	(4,439)	-	-	-	-	(4,439)
Disposal	-	-	-	-	(522)	-	-	-	(522)
Balance at 31 December 2018	-	-	-	80,732	2,865	310	-	-	83,907

Carrying Amount:
At 31 December 2018	472	1,269	-	235,795	5,730	6,074	263	-	249,602
At 31 December 2017	631	1,757	-	232,269	3,165	463	307	-	238,592

Certain ships are pledged to secure bank borrowings as further discussed in Note 20.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

15	SUBSIDIARIES

Details of the Group’s subsidiaries at the end of the reporting period are as follows:

Name of subsidiary	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group
			2018	2017
			%	%
Grindrod Shipping Pte. Ltd.	Ship operating and management	Singapore	100%	100%
Grindrod Shipping (South Africa) Pty Ltd	Ship operating and management	South Africa	100%	100%

Held by Grindrod Shipping Pte. Ltd
IVS Bulk Owning Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk Carriers Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 430 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 462 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 475 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 511 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 512 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 603 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 609 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 611 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 612 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 707 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	-
IVS Bulk 3708 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	-
IVS Bulk 3720 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	-
IM Shipping Pte. Ltd. (ii)	Ship Owning and Operating	Singapore	100%	51%
Grindrod Shipping Services UK Limited	To provide shipping and shipping related services	United Kingdom	100%	100%
Unicorn Atlantic Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Unicorn Baltic Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Unicorn Ionia Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Unicorn Tanker Operations (434) Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Ross Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Nyathi Limited	Dormant	Isle of Man	100%	100%
Unicorn Caspian Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Unicorn Marmara Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Scotia Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Malacca Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Bulk Carriers Ltd	Dormant	British Virgin Islands	100%	100%
Unicorn Tankers International Ltd	Dormant	British Virgin Islands	100%	100%
Grindrod Maritime LLC (formerly known as York Maritime Holdings. V. LLC)	Ship Owning and Operating	Marshall Islands	100%	100%
Unicorn Sun Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	-
Unicorn Moon Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	-

Held by Grindrod Shipping (South Africa) Pty Ltd
Unicorn Bunker Services Proprietary Limited (iii)	Bunker owning and operating	South Africa	-	100%
Comshipco Schiffahrts Agentur GmbH	Ship agents and operators	Germany	100%	100%
Unicorn Calulo Shipping Services Proprietary Limited (iv)	Ship operating	South Africa	-	100%

(i)	These companies were incorporated in 2018.

(ii)	On 6 April 2018, the Group purchased 49% of the remaining issued shares in the joint venture, IM Shipping Pte. Ltd. (“IM Shipping”). Subsequent to the purchase of these shares, IM Shipping became a wholly-owned subsidiary of the Group (Note 41.2).

(iii)	On 1 January 2018, the Group disposed the subsidiary to a related company within Grindrod Limited (Note 39).

(iv)	This company was deregistered in 2018.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	INTEREST IN JOINT VENTURES

	2018	2017
	US$’000	US$’000

Cost of investment in joint ventures	80,474	80,499
Share of post-acquisition loss, net of dividends received	(18,656)	(16,203)
Reclassification to assets classified as held for sale(c)	(7,258)	-
Carrying amount	54,560	64,296

The Group’s share of losses in joint ventures that are in excess of the Group’s cost of investment of $2,445,000 (2017: $10,667,000) are accounted for as provision for losses on joint ventures (Note 11 and Note 23). Details of the joint ventures are as follows:

Name of joint venture	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group		Cost of investment in joint ventures
			2018	2017	2018	2017
Tri-View Shipping Pte. Ltd. (b)	Ship owning and operating	Singapore	51%	51%	132	132
IM Shipping Pte. Ltd. (a)	Ship owning and operating	Singapore	100%	51%	-	25
Island Bulk Carriers Pte. Ltd. (b)	Ship owning and operating	Singapore	65%	65%	*	*
IVS Bulk Pte. Ltd. (b)	Ship owning and operating	Singapore	33.5%	33.5%	66,440	66,440
Petrochemical Shipping Limited (c)	Ship owning and operating	Isle of Man	50%	50%	13,902	13,902
Leopard Tankers Pte. Ltd. (c)	Ship owning and operating	Singapore	50%	50%	*	*
					80,474	80,499

*	Amount is less than US$1,000.

(a)	On 6 April 2018, the company entered into a Share Purchase Agreement with a joint venture shareholder, with respect to the purchase of ordinary shares representing 49% of the total issued shares in IM Shipping Pte. Ltd. (“IM Shipping”). Subsequent to the purchase of these shares, IM Shipping became a wholly-owned subsidiary of the company. As part of the transaction, one of the ship’s owned by IM Shipping, “IVS Magpie” was sold to a wholly-owned subsidiary of the company.
(b)	The Group has joint control over these entities by virtue of the contractual arrangement with its joint venture partner(s) requiring resolutions on the relevant activities to be passed based on unanimous approval.
(c)	These joint venture arrangements are expected to be dissolved in 2019. Accordingly, the carrying amount of the interest in joint ventures have been reclassified to assets classified as held for sale (Note 39).

The above joint ventures are accounted for using the equity method in these consolidated and combined financial statements.

In 2018, the total share of joint venture companies’ loss after taxation amounts to US$454,000 (2017: US$12,946,000; 2016: US$3,472,000).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	INTEREST IN JOINT VENTURES (cont’d)

Summarised financial information in respect of the Group’s joint ventures are set out below. The summarised financial information below represents amounts shown in the joint venture’s financial statements prepared in accordance with IFRSs, adjusted by the Group for equity accounting purposes.

Tri-View Shipping Pte. Ltd.

	2018	2017
	US$’000	US$’000

Current assets	2,342	2,771
Non-current assets	11,284	11,258
Current liabilities	(8,040)	(1,397)
Non-current liabilities	-	(7,966)

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	2,143	2,525
Current financial liabilities (excluding trade and other payable and provisions)	(7,995)	(1,302)
Non-current financial liabilities (excluding trade and other payables and provisions)	-	(7,966)

Revenue	3,029	2,495
Gross profit	1,241	15
Profit (loss) for the year, representing total comprehensive loss for the year	920	(3,606)

The above profit (loss) for the year include the following:

Depreciation and amortisation	-	(772)
Impairment loss	-	(3,274)
Interest expense	(328)	(283)
Income tax expense	11	(11)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net assets of the joint venture	5,586	4,666
Proportion of the Group’s ownership interest in the joint venture	51%	51%
Other adjustments	(31)	(31)
Carrying amount of the Group’s interest in the joint venture	2,818	2,349

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	INTEREST IN JOINT VENTURES (cont’d)

	2018	2017
	US$’000	US$’000
IM Shipping Pte. Ltd.

Current assets	-	1,386
Non-current assets	-	21,250
Current liabilities	-	(3,618)
Non-current liabilities	-	(31,660)

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	-	705
Current financial liabilities (excluding trade and other payables and provisions)	-	(3,326)
Non-current financial liabilities (excluding trade and other payables and provisions)	-	(31,660)

Revenue	13,129	7,363
Gross profit	1,486	2,030
Profit (loss) for the year, representing total comprehensive loss for the year	497	(16,196)

The above profit (loss) for the year include the following:

Depreciation and amortisation	-	(1,821)
Impairment loss	-	(16,508)
Interest expense	(131)	(335)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net (liabilities) assets of the joint venture	-	(12,642)
Proportion of the Group’s ownership interest in the joint venture	-	51%
Provision for losses on joint venture (Note 11)	-	6,447
Other adjustments	-	-

Carrying amount of the Group’s interest in the joint venture	-	-

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	INTEREST IN JOINT VENTURES (cont’d)

	2018	2017
	US$’000	US$’000
Island Bulk Carriers Pte. Ltd.

Current assets	1,919	1,602
Non-current assets	403	-
Current liabilities	(3,499)	(1,781)
The above amounts of assets and liabilities include the following:
Cash and cash equivalents	56	5
Current financial liabilities (excluding trade and other payables and provisions)	(2,118)	(585)

Revenue	28,899	22,594
Gross loss	(932)	(681)
(Loss) for the year, representing total comprehensive loss for the year	(1,003)	(761)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net liabilities of the joint venture	(1,177)	(179)
Proportion of the Group’s ownership interest in the joint venture	65%	65%
Provision for losses on joint venture (Note 23)	765	-
Carrying amount of the Group’s interest in the joint venture	-	(116)

	2018	2017
	US$’000	US$’000
IVS Bulk Pte. Ltd.

Current assets	32,567	36,572
Non-current assets	268,247	277,651
Current liabilities	(21,602)	(38,035)
Non-current liabilities	(116,314)	(114,400)
The above amounts of assets and liabilities include the following:

Cash and cash equivalents	26,232	30,451
Current financial liabilities (excluding trade and other payables and provisions)	(20,413)	(36,722)
Non-current financial liabilities (excluding trade and other payables and provisions)	(116,314)	(114,400)

Revenue	44,567	39,816
Gross profit	10,921	7,930
Profit for the year, representing total comprehensive profit for the year	1,111	4,143
The above profit for the year include the following:
Depreciation and amortisation	(12,894)	(11,937)
Interest income	24	12
Interest expense	(9,666)	(9,938)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net assets of the joint venture	162,898	161,788
Proportion of the Group’s ownership interest in the joint venture	33.5%	33.5%
Goodwill	3,575	3,575
Other adjustments	(6,404)	(6,406)

Carrying amount of the Group’s interest in the joint venture	51,742	51,368

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	INTEREST IN JOINT VENTURES (cont’d)

	2018	2017
	US$’000	US$’000
Petrochemical Shipping Limited

Current assets	7,083	4,810
Non-current assets	14,484	28,000
Current liabilities	(7,050)	(11,327)
Non-current liabilities	-	(94)
The above amounts of assets and liabilities include the following:

Cash and cash equivalents	5,623	4,077
Current financial liabilities (excluding trade and other payables and provisions)	(6,592)	(10,897)
Non-current financial liabilities (excluding trade and other payables and provisions)	-	-

Revenue	13,755	8,297
Gross (loss) profit	(604)	828
Loss for the year, representing total comprehensive loss for the year	(6,872)	(8,644)

The above loss for the year include the following:

Depreciation and amortisation	(957)	(1,960)
Impairment loss	(5,725)	(8,862)
Interest income	76	38
Interest expense	(519)	(488)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net assets of the joint venture	14,517	21,389
Proportion of the Group’s ownership interest in the joint venture	50%	50%
Other adjustments	(7,258)	-

Carrying amount of the Group’s interest in the joint venture	-	10,695

	2018	2017
	US$’000	US$’000
Leopard Tankers Pte. Ltd.

Current assets	5,095	10,810
Non-current assets	108,000	108,000
Current liabilities	(116,456)	(127,249)

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	3,899	6,229
Current financial liabilities (excluding trade and other payables and provisions)	(115,883)	(125,611)

Revenue	16,589	19,222
Gross profit	7,137	5,364
Profit (loss) for the year, representing total comprehensive income for the year	5,079	(13,258)

The above profit (loss) for the year include the following:

Depreciation and amortisation	(3)	(5,000)
Impairment loss	-	(14,491)
Interest expense	(4,765)	(4,302)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net (liabilities) assets of the joint venture	(3,361)	(8,439)
Proportion of the Group’s ownership interest in the joint venture	50%	50%
Provision for losses on joint venture (Note 11)	1,680	4,220
Other adjustments	-	-
Carrying amount of the Group’s interest in the joint venture	-	-

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

17	INTANGIBLE ASSETS

Total
US$’000
Cost:
Balance at 1 January 2017	10,259
Additions	19
Reclassified to assets held for sale (Note 39)	(2,951)
Effect of foreign currency exchange differences	1,075
Balance at 31 December 2017	8,402
Disposal	(550)
Effect of foreign currency exchange differences	(1,082)
Balance at 31 December 2018	6,770

Accumulated amortisation:
Balance at 1 January 2017	3,669
Amortisation	908
Reclassified to assets held for sale (Note 39)	(612)
Effect of foreign currency exchange differences	740
Balance at 31 December 2017	4,705
Amortisation	17
Disposal	(550)
Effect of foreign currency exchange differences	(1,079)
Balance at 31 December 2018	3,093

Impairment:
Balance at 1 January 2017	-
Impairment losses recognised in profit or loss	3,636
Balance at 31 December 2017 and 2018	3,636

Carrying Amount:
At 31 December 2018	41
At 31 December 2017	61

Intangible assets include club memberships, customer relationships, purchased lease contracts and software and licences. Club memberships are lifetime memberships and are not amortised. Customer relationships arose from the acquisition of business and are amortised over 7 years. Lease contracts relate to the purchase of the rights to lease a property on favourable terms to the market, are amortised over the lease term of between 11 and 20 years. Software and licenses arose from the installation of major information systems (including packaged software) and are amortised over 3 years, the period over which the benefit is expected to accrue.

In 2017, an impairment of US$3,636,000 was recognised in respect of the customer relationships based on the value in use calculations. The impairment at 31 December 2017 arose from the unfavourable change in market conditions and following which, the management performed a reassessment and the recoverable amount of the customer relationship is less than the carrying amount, resulting in the impairment. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period.  Management estimated pre-tax discount rates to be 15% which they believed reflect the current market assessments of the time value of money and the risks specific to the CGUs.  The growth rates were based on industry growth forecasts and are estimated to be 5.5%.  Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

No impairment assessment was performed in 2018 as the carrying amount is not significant. No such impairment allowance was recognised in 2018.

18	GOODWILL

	2018	2017
	US$’000	US$’000

Cost:
Balance at 1 January	17,985	16,626
Effect of foreign currency exchange differences	(1,981)	1,359
At 31 December	16,004	17,985

Accumulated impairment losses:
Balance at 1 January	9,566	604
Impairment	-	8,483
Effect of foreign currency exchange differences	(913)	479
Balance at 31 December	8,653	9,566

Carrying amount:
At 31 December	7,351	8,419

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

18	GOODWILL (cont’d)

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination.  Before recognition of impairment losses, the cost of goodwill had been allocated as follows:

	2018	2017
	US$’000	US$’000
Cost:
Island Trading and Shipping	3,064	3,064
Unicorn Tankers, a division of Grindrod Shipping (South Africa) Pty Ltd	12,097	14,040
Parcel Service	239	277
Unicorn Tankers International	604	604
	16,004	17,985

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined based on value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period.  Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs.  The growth rates are based on industry growth forecasts.  Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The following CGUs have carrying amounts of goodwill that are considered significant in comparison with the Group’s total goodwill balance:

Unicorn Tankers, a division of Grindrod Shipping (South Africa) Pty Ltd

The Group prepares five-year period cash flow forecasts derived from the most recent financial budgets approved by management and the cash flows for the five-year period have been extrapolated using an estimated growth rate of 5.5% (2017: 5.5%) per annum. This rate does not exceed the average long-term growth rate for the relevant markets.

The rate used to discount the forecast cash flows is 15% (2017: 15%).

Based on the value in use calculations, no impairment was required at 31 December 2018 (2017: US$6,119,000 and 2016: US$Nil). The impairment at 31 December 2017 arose from the unfavourable change in market conditions and following which, the management performed a reassessment and the recoverable amount of the CGU is less than the carrying amount, resulting in the impairment.

As at 31 December 2018, any reasonably possible change to the key assumptions applied is not likely to cause the recoverable amount to be below the carrying amounts of the CGU.

19	DEFERRED TAX

The following are the major deferred tax liabilities and assets recognised by the Group and the movements thereon, during the current and prior reporting periods:

	2018	2017
	US$’000	US$’000

Deferred taxation analysed by major category:
Capital allowances	(21)	(4,971)
Other timing differences	1,518	2,593
Included in assets held for sale	-	3,557
	1,497	1,179

Reconciliation of deferred taxation:
Opening balance	1,179	(2,950)
IFRS 9 adjustment	20	-
Adjusted opening balance	1,199	(2,950)
Credit to profit or loss for the year (Note 35)	511	483
Reclassified to asset held for sale (Note 39)	-	3,557
Exchange differences	(213)	89
Closing balance	1,497	1,179

At the end of the reporting period, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is US$956,000 (2017: US$603,000 and 2016: US$241,000). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Subject to the agreement by the tax authorities, at the end of the reporting period, the Group has unabsorbed tax losses of US$580,000 (2017: US$580,000 and 2016: US$580,000) available for offset against future non-exempt profits. No deferred tax assets have been recognised on such losses due to the unpredictability of future profit streams.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

20	BANK LOANS

	2018	2017
	US$’000	US$’000
Secured – at amortised cost:
Bank loans	114,456	108,754

Analysed between:
Current portion
Within 1 year	18,323	89,573
Less: included as part of a disposal group held for sale (Note 39)	-	(1,609)
	18,323	87,964

Non-current portion
Within 2 to 5 years	96,133	27,131
Less: included as part of a disposal group held for sale (Note 39)	-	(6,341)
	96,133	20,790

	114,456	108,754

Interest payable (included in bank loans)	886	477

i.	$100.0 million senior secured credit facility

On 8 May 2018, the Group signed a refinancing agreement (“$100.0 million senior secured credit facility”) that replaced $50.0 million, $123.0 million and $21.0 million senior secured credit facilities (“previous loan facilities”) which had an outstanding balance of US$85,850,000 at 31 December 2017. The $100.0 million senior secured credit facility is made up of two tranches which bear interest at London Interbank Offered Rate (“LIBOR”) plus 2.95% per annum. Tranche A and B are repayable quarterly commencing 16 August 2018 and matures on 15 May 2022 and 15 May 2023 respectively, with the option to extend for a further two years. Facility fees of US$1,750,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction cost to the loan account to the extent the loan was drawn down. As at 31 December 2018, the outstanding balance in relation to this facility is US$87,741,000, net of US$1,530,000 facility fees.

ii.	$27.0 million senior secured credit facility

The facility bears interest at LIBOR plus 2.65% per annum was fully drawn down in 2016 and is repayable quarterly, commencing 11 April 2017 and matures on 11 January 2021, with the option to extend for a further two years. As at 31 December 2018, the outstanding balance in relation to this facility is US$21,027,000 (2017: US$22,904,000).

iii.	$6.3 million secured term facility

On 4 June 2018, the Group entered into a term facility (“$6.3 million secured term facility”) to refinance the ship loan entered by IM Shipping Pte Ltd which became a subsidiary of the Group on 6 April 2018 (Note 16). The facility bear interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 6 September 2018 and matures on 6 June 2023. Facility fees of US$32,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction cost to the loan account to the extent the loan was drawn down. As at 31 December 2018, the outstanding balance in relation to this facility is US$5,688,000, net of US$28,000 facility fees.

The bank loans are secured on cash and certain ships owned by the Group.  The cash pledged and the carrying value of the ships under security charge as at 31 December 2018 is US$13,765,000 and US$242,445,000 respectively. Under the previous loan facilities, the cash pledged and the carrying value of the ships under security charge as at 31 December 2017, was US$5,183,000 and US$233,866,000 respectively. In addition, the loan facility has charges over the subsidiaries’ earnings, insurances, charter and charter guarantees and any requisition compensation.  Certain of the bank loans were guaranteed by the Grindrod Limited prior to the Spin-off on 18 June 2018 (Note 1) and thereafter, they are guaranteed by the Company.

These bear a weighted average effective interest rate of 5.30% (2017: 3.83%) per annum.

At 31 December 2018, the Group had no available undrawn committed borrowing facilities (2017: US$5,000,000) which are subjected to the Group meeting all conditions precedent to drawdown.

These bank loan facilities contains financial covenants where the most stringent of which require the group to maintain the following:

•	book value net worth of not less than $250 million in 2018;
•	cash and cash equivalent (including restricted cash held in the debt service reserve account) of not less than $30 million and
•	a ratio of debt to market adjusted tangible fixed assets of not more than 75%.

The Group was in compliance with its financial covenants as of 31 December 2018.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

21	TRADE AND OTHER PAYABLES

	2018	2017
	US$’000	US$’000

Trade payables	7,994	6,206
Accrued expenses	13,401	26,204
Advances received	-	4,110
Others	1,372	1,218
	22,767	37,738
Non-current trade and other payables	(403)	(1,167)
	22,364	36,571
Less: included as part of a disposal group held for sale (Note 39)	-	(8,217)
Current trade and other payables	22,364	28,354

Trade and other payables are recognised at amortised cost and their carrying value approximates fair value. Charter hire is paid in advance in terms of the charter contracts. The remaining payment terms are predominately 30 days.

The Group’s trade and other payables are predominantly non-interest bearing and unsecured.

22	CONTRACT LIABILITIES

Advances received are classified as contract liabilities in accordance with IFRS 15 Revenue from Contracts with Customers. These arise when the customers’ make payments in advance and the amounts received exceeds the revenue recognised at the end of the reporting period.

There were no significant changes in the contract liability balances during the reporting period.

23	PROVISIONS

	2018	2017
	US$’000	US$’000

Provision for losses on investment in joint ventures (i)	765	-
Provision for onerous contracts (ii)	813	1,270
	1,578	1,270

(i)	The joint venture, Island Bulk Carriers, incurred losses during the 2018 year. The Group has raised a provision of US$765,000 (2017: US$ Nil) being the Group’s share of these losses.

(ii)	Provision for onerous contracts represents the present value of the future charter payments that the Group is presently obligated to make under non-cancellable onerous operating charter agreements and contracts of affreightment, less charter revenue expected to be earned on the charter. The estimate may vary as a result of changes to ship running costs and charter and freight revenue. The rate used to discount the future charter payments is 8.33% (2017: 7.55%).

Analysis of provision for onerous contracts:
At beginning of the year	1,270	8,697
Released to profit or loss	(457)	(7,427)
At the end of the financial year	813	1,270

24	DUE TO RELATED PARTIES

	2018	2017
	US$’000	US$’000

Due to related parties - trade (Note 5)	2	1,073
Due to related parties - non-trade (Note 5)	1	12,906
Due to joint ventures - non-trade (Note 5)	6,235	3,965
	6,238	17,944
Less: included as part of a disposal group held for sale (Note 39)	-	(1,014)
	6,238	16,930

25	RETIREMENT BENEFIT OBLIGATION

The Group subsidises the medical aid contributions of certain retired employees and has an obligation to subsidise contributions of certain current employees when they reach retirement. In prior periods, the Group undertook to offer pensioners a voluntary benefit in lieu of their current medical subsidy in order to close out the liability on the statement of financial position. The proposed offer had three options, namely an annuity offer, a cash offer or to remain in the scheme. A number of employees chose the annuity and cash offer. The provision has been calculated on the remaining individuals in the scheme.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

25	RETIREMENT BENEFIT OBLIGATION (cont’d)

The risks typically faced by the Group as a result of the post-retirement medical aid are risks relating to inflation, longevity, future changes in legislation, future changes in tax environment, perceived inequality by non-eligible employees, administration of fund and enforcement of eligibility criteria and rules.

During November 2018, a valuation was performed by Alexander Forbes. Apart from paying costs of entitlement, the Group is not liable to pay additional contributions in the case the fund does not hold sufficient assets. In that case, the fund would take other measures to restore solvency.

The amounts recognised in the annual financial statements in this respect are as follows:

	2018	2017
	US$’000	US$’000

Recognised liability at beginning of the year	2,180	2,065

Recognised in profit or loss in the current year	55	63
Interest on obligation	206	45
Current service cost	-	43
Other	(151)	(25)

Recognised in other comprehensive income in the current year	(313)	52
Actuarial gains	(8)	(157)
Translation	(305)	209

Present value of unfunded obligation recognised as a liability at end of year	1,922	2,180
Less: current portion	-	-
Long term portion	1,922	2,180

The principal actuarial assumptions applied in the determination of fair values include:
Health care cost inflation rate (p.a.)	8.2%	9.1%
Discount rate (p.a.)	9.9%	10.5%
Continuation at retirement	75.0%	79.5%

The effect of an increase or decrease of 1% in the assumed medical cost trend rates are as follows:

	2018	2017
	Increase (Decrease)	Increase (Decrease)

Aggregate of the current service cost and interest cost	10.4% (8.9%)	10.7% (9.1%)
Accrued liability at year-end	9.9% (8.6%)	10.2% (8.8%)

The sensitivity analysis presented above may not be representative of the actual change in the obligation as it is unlikely that the above change in assumptions would occur in isolation of one another.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year. The average duration of the benefit obligation as at 31 December 2018 is 11 years (2017: 12 years and 2016: 13 years).

	2018	2017
	US$’000	US$’000

Present value of unfunded obligations	1,922	2,180
Present Value of Obligations in excess of Plan Assets	1,922	2,180

26	SHARE CAPITAL

	Number of shares	Share capital
		US$’000
Issued and paid up:
On 2 November 2017 (date of incorporation) and at 31 December 2017	1	*
Issue of ordinary shares in connection with the Spin-off (Note 1)	19,063,832	320,683
At 31 December 2018	19,063,833	320,683

*	Amount is less than US$1,000.

Fully paid ordinary shares, which have no par value, carry one vote per share and a right to dividends as and when declared by the company.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

27	OTHER RESERVES

	2018	2017
	US$’000	US$’000

Share compensation reserve	1,364	-
Hedging reserve	(867)	(15)
Translation reserve	(3,283)	5,773
Merger reserve	(18,354)	-
	(21,140)	5,758

Share compensation reserve

	2018	2017
	US$’000	US$’000

Balance at 1 January	-	-
Share-based payments expenses	1,364	-
Balance at 31 December	1,364	-

The Group operates a forfeitable share plan (the “2018 FSP” or “Award”), in which certain employees of the company and its subsidiaries participate. On 31 July 2018, the Group granted the participating employee entitlements to be settled with a specified number of ordinary shares in the company which these shares will be allotted and issued in 3 equal tranches over a period of 3 years commencing on 1 March 2020. This is subject to the condition that the participating employee remains employed during the vesting period relevant to each tranche.

A participant has no ownership rights (such as rights to dividends and voting) in the ordinary shares subject to the Award until such right has vested and the ordinary shares have been registered in the participant’s name. The Award is subject to the risk of forfeiture until the vesting date should the participating employee no longer be employed for the period ending on the vesting date. However, the participating employee may be settled with all or a portion of the Award as determined by the rules of the 2018 FSP depending on the reasons for termination of his employment prior to the vesting date, and, in the case of retirement or termination for a reason not specifically set out in the 2018 FSP prior to the vesting date, subject to the discretion of the Compensation and Nomination Committee. The vesting of the ordinary shares is not subject to any performance-related conditions. The Group may utilise treasury shares or issue new ordinary shares when settling shares upon a participating employee. The employee is not required to make any payment for the ordinary shares settled upon him or her but is liable for taxation thereon.

At any time, the aggregate number of ordinary shares of the company subject to Awards and that have not vested shall not exceed 5% of the ordinary shares in issue. The 2018 FSP was adopted on 4 May 2018. On the date of adoption of the 2018 FSP, the company’s issued share capital comprised 1 ordinary share and accordingly no Awards could be granted thereunder. On 18 June 2018 the company’s share capital increased from 1 ordinary share to 19,063,833 ordinary shares, and from the following day the maximum number of ordinary shares that could have been granted was 953,191. Since 18 June 2018 there has been no change to the company’s share capital and as accordingly at 31 December 2018, the issued share capital of the company comprised 19,063,833 ordinary shares. As at that date, 743,000 ordinary shares were granted and the maximum number of ordinary shares in respect of which further Awards could have been granted under the 2018 FSP was 210,191.

Details of the share awards outstanding during the year are as follows:

	2018
	Number of share awards	Fair value at grant date

Outstanding at beginning of the year	-
Granted during the year	743,000	US$10.18
Forfeited during the year	-
Outstanding at the end of the year	743,000

The fair value at grant date is determined based on the share price on the date of the grant. The Group recognised total expenses of $2,294,000 related to share-based payment transactions during the year and of which, $1,364,000 relates to the 2018 FSP and $933,000 relates to forfeitable share plan previously granted by Grindrod Limited.

Hedging reserve

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge recognised in other comprehensive income and accumulated in hedging reserve is reclassified to profit or loss when the hedged transaction impacts the profit or loss, or is included as a basis adjustment to the non-financial hedged item, consistent with the applicable accounting policy.

Translation reserve

Exchange differences relating to the translation from the functional currencies of the Group’s foreign subsidiaries into United States dollars are brought to account by recognising those exchange differences in other comprehensive income and accumulating them in a separate component of equity under the header of translation reserve. Gains and losses on hedging instruments that are designated as hedges of net investments in foreign operations are also recognised in other comprehensive income and accumulated in a separate component of equity under the header of translation reserve.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

27	OTHER RESERVES (cont’d)

Merger reserve

This represents the residual differences between the ‘Parent invested capital’ and the Company’s ‘share capital’ as a result of the Spin-off (Note 2.2).

28	REVENUE

A disaggregation of the Group’s revenue for the year based on timing of revenue recognition is as follows:

	2018	2017	2016
	US$’000	US$’000	US$’000

Over time:
Charter hire	135,027	128,355	97,322
Freight revenue	168,828	257,614	256,801
Vessel revenue	303,855	385,969	354,123

Management fees	5,676	5,252	4,178
Miscellaneous	820	574	956
Other	6,496	5,826	5,134

At a point in time:
Sale of ships	8,477	17,155	12,275
Sale of bunkers and other consumables	190	572	-
Ship sales	8,667	17,727	12,275

	319,018	409,522	371,532

Management expects that 100% of the transaction price allocated to the unsatisfied contracts as of 31 December 2018 will be recognised as revenue during the next reporting period. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

29	SEGMENT INFORMATION

The information reported to the Group’s chief operating decision maker, who are directors of the Group, for the purpose of resource allocation and assessment of segment performance is provided based on the six operating segments within the two businesses of the Group, which are also reportable segments of the Group:

a.	In the drybulk carrier business, the Group operates a diversified fleet of owned, long-term chartered and joint-venture dry-bulk vessels across the world. The Group operates this business with a focus on the categories of vessels – namely Handysize and Supramax, with all others businesses within this business categorized as Others. Accordingly, the reportable segments of the drybulk business are: Handysize; Supramax and Others.

b.	In the tanker business, the Group operates a diversified fleet of owned, long-term chartered and joint-venture liquid-bulk vessels across the world. The Group operates this business with a focus on the categories of vessels – namely MR Tankers and Small Tankers, with all other businesses within this business categorized as Others. Accordingly, the reportable segments of the tanker business are: MR Tankers; Small Tankers and Others.

The reportable segments of the Group have been identified on a primary basis by the business segment which is representative of the internal reporting used for management purposes, including the chief operating decision maker, as well as the source and nature of business risks and returns.

Joint-ventures financial information are included within the segment information on a proportionate consolidation basis as the Group’s chief operating decision maker reviews them together with the entities of the Group. Accordingly, joint-ventures’ proportionate financial information are adjusted out to reconcile to the consolidated and combined financial statements in the ‘Adjustments’ column.

Segment profit (i.e. Gross (loss)/profit) represents the profit earned by each segment without allocation of central administration costs and directors’ salaries. This is the measure reported to the Group’s chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

Group activities that do not relate to the above two segments are accumulated in the ‘Unallocated’ segment financial information. Revenue reported in the segments represents revenue generated from external customers. There were no inter-segment sales in 2018, 2017 and 2016.

For the purpose of monitoring segment performance and allocating resources between segments, the chief operating decision maker monitors the tangible, intangible and financial assets at the consolidated and combined Group level.

It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

29	SEGMENT INFORMATION (cont’d)

For the years ended 31 December 2018 and 2017, no customers accounted for 10% or more of our drybulk business revenues and for the year ended 31 December 2016, one customer accounted for 10% or more of our drybulk business revenues in the amount of approximately $40.9 million. For the year ended 31 December 2018, three customers accounted for 10% or more of our tankers business revenues in amounts of approximately $17.3 million, $14.3 million and $6.3 million. For each of the years ended 31 December 2017 and 2016, four customers accounted for 10% or more of tankers business revenues, in the amounts of approximately $17.8 million, $15.7 million, $10.9 million and $8.9 million in 2017 and $33.2 million, $12.3 million, $9.9 million and $9.1 million in 2016. Each of the foregoing with respect to the drybulk carrier business and tankers business has been calculated excluding revenues attributable to the OACL and Unicorn Bunker businesses, respectively, which were sold in the first quarter of 2018.

The accounting policies of the segments are the same as the Group’s accounting policies as described in Note 2.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

29	SEGMENT INFORMATION (cont’d)

The following is an analysis of the Group’s revenue, results and additions to non-current assets by segment:

2018

	Drybulk Carrier Business				Tanker Business				Unallocated			Consolidated
	Handysize	Supramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	116,372	146,097	1,218	263,687	37,911	17,395	5,183	60,489	-	324,176	(20,321)	303,855
Ship sale revenue	8,667	-	-	8,667	-	3,780	-	3,780	-	12,447	(3,780)	8,667
Other	1,670	1,225	1,060	3,955	-	-	1,133	1,133	-	5,088	1,408	6,496
Total revenue	126,709	147,322	2,278	276,309	37,911	21,175	6,316	65,402		341,711	(22,693)	319,018

Voyage expenses	(57,707)	(71,087)	41	(128,753)	(7,966)	(3,463)	-	(11,429)	-	(140,182)	(11,523)	(151,705)
Vessel operating costs	(26,514)	(3,405)	1,670	(28,249)	(11,313)	(8,960)	1,036	(19,237)	-	(47,486)	14,829	(32,657)
Charter hire costs	(16,091)	(69,428)	(1,468)	(86,987)	(16,090)	-	-	(16,090)	-	(103,077)	2,429	(100,648)
Depreciation and amortisation	(9,016)	(2,716)	-	(11,732)	(3,157)	(1,738)	(2,268)	(7,163)	-	(18,895)	4,801	(14,094)
Cost of ship sale	(7,676)	-	-	(7,676)	-	(3,784)	-	(3,784)	-	(11,460)	3,785	(7,675)
Other	(550)	24	859	333	(1,269)	(697)	(2)	(1,968)	-	(1,635)	489	(1,146)
Costs of sales	(117,554)	(146,612)	1,102	(263,064)	(39,795)	(18,642)	(1,234)	(59,671)		(322,735)	14,810	(307,925)

Gross profit (loss)	9,155	710	3,380	13,245	(1,884)	2,533	5,082	5,731		18,976	(7,883)	11,093

Operating (loss) profit	1,758	(5,993)	271	(3,964)	(7,368)	(922)	8,075	(215)	(6,195)	(10,374)	(4,110)	(14,484)
Interest income	1,196	1,190	2	2,388	536	258	42	836	-	3,224	563	3,787
Interest expense	(4,985)	(1,764)	-	(6,749)	(3,249)	(921)	(1,104)	(5,274)	-	(12,023)	5,506	(6,517)
Share of losses of joint ventures	-	-	-	-	-	-	-	-	-	-	(454)	(454)
Impairment loss recognised on financial assets	(16)	(8)	-	(24)	(37)	(21)	(3)	(61)	-	(85)	(1,498)	(1,583)
Taxation	113	(131)	(1)	(19)	158	262	(1,785)	(1,365)	-	(1,384)	(5)	(1,389)
(Loss) profit for the year	(1,934)	(6,706)	272	(8,368)	(9,960)	(1,344)	5,225	(6,079)	(6,195)	(20,642)	2	(20,640)

Impairment loss on ships	-	-	-	-	1,262	1,600	-	2,862	-	2,862	(2,862)	-
Capital expenditure	26,690	6,629	307	33,626	-	815	54	869	-	34,495	(1,776)	32,719

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

29	SEGMENT INFORMATION (cont’d)

2017

	Drybulk Carrier Business				Tanker Business				Unallocated			Combined
	Handysize	Supramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	118,262	156,517	56,644	331,423	42,561	22,740	14,186	79,487		410,910	(24,941)	385,969
Ship sale revenue	6,830	-	-	6,830	10,897	-	-	10,897		17,727	-	17,727
Other	1,639	911	1,068	3,618	(151)	-	958	807		4,425	1,401	5,826
Total revenue	126,731	157,428	57,712	341,871	53,307	22,740	15,144	91,191		433,062	(23,540)	409,522

Voyage expenses	(59,004)	(76,497)	(11,574)	(147,075)	(7,555)	(3,725)	-	(11,280)		(158,355)	(8,569)	(166,924)
Vessel operating costs	(26,546)	(3,302)	(1,020)	(30,868)	(13,267)	(9,488)	(3,072)	(25,827)		(56,695)	15,858	(40,837)
Charter hire costs	(22,773)	(73,336)	(14,054)	(110,163)	(16,257)	(2,148)	-	(18,405)		(128,568)	820	(127,748)
Depreciation and amortisation	(10,642)	(2,648)	(4)	(13,294)	(6,476)	(2,324)	(4,073)	(12,873)		(26,167)	8,192	(17,975)
Cost of ship sale	(5,339)	-	-	(5,339)	(12,221)	-	-	(12,221)		(17,560)	-	(17,560)
Other	341	(124)	(14,957)	(14,740)	(756)	(864)	(278)	(1,898)		(16,638)	274	(16,364)
Costs of sales	(123,963)	(155,907)	(41,609)	(321,479)	(56,532)	(18,549)	(7,423)	(82,504)		(403,983)	16,575	(387,408)

Gross profit	2,768	1,521	16,103	20,392	(3,225)	4,191	7,721	8,687		29,079	(6,965)	22,114

Operating (loss) profit	(20,039)	(3,109)	15,948	(7,200)	(22,203)	(9,372)	6,724	(24,851)	(4,481)	(36,532)	(8,724)	(45,256)
Interest income	2,052	2,048	1,562	5,662	320	215	376	911		6,573	591	7,164
Interest expense	(5,158)	(2,218)	(53)	(7,429)	(2,583)	(600)	(1,361)	(4,544)		(11,973)	5,425	(6,548)
Share of losses of joint ventures	-	-	-	-	-	-	-	-		-	(12,946)	(12,946)
Taxation	(250)	(240)	(2,410)	(2,900)	316	510	(1,693)	(867)		(3,767)	541	(3,226)
(Loss) profit for the year	(23,395)	(3,519)	15,047	(11,867)	(24,150)	(9,247)	4,046	(29,351)	(4,481)	(45,699)	(15,113)	(60,812)
Impairment loss on net assets of disposal group	-	-	5,092	5,092	-	-	-	-	-	5,092	-	5,092
Impairment loss on goodwill and intangible assets	-	-	-	-	3,902	5,853	-	9,755	2,364	12,119	-	12,119
Impairment loss on ships	14,174	-	-	14,174	13,149	4,857	-	18,006	-	32,180	(15,677)	16,503
Capital expenditure	4,148	4,574	1,172	9,894	2,287	20	985	3,292	-	13,186	(6,756)	6,430

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

29	SEGMENT INFORMATION (cont’d)

2016

	Drybulk Carrier Business				Tanker Business				Unallocated			Combined
	Handysize	Supramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	97,239	116,171	76,643	290,053	48,672	22,561	15,721	86,954	-	377,007	(22,884)	354,123
Ship sale revenue	-	-	-	-	12,277	-	-	12,277	-	12,277	(2)	12,275
Other	1,670	905	927	3,502	(859)	-	1,118	259	-	3,761	1,373	5,134
Total revenue	98,909	117,076	77,570	293,555	60,090	22,561	16,839	99,490	-	393,045	(21,513)	371,532

Voyage expenses	(53,362)	(56,009)	(20,657)	(130,028)	(5,019)	(3,454)	(113)	(8,586)	-	(138,614)	(2,133)	(140,727)
Vessel operating costs	(27,046)	(2,482)	862	(28,666)	(13,768)	(9,581)	(3,979)	(27,328)	-	(55,994)	13,083	(42,911)
Charter hire costs	(16,579)	(59,598)	(22,500)	(98,677)	(17,682)	(3,600)	-	(21,282)	-	(119,959)	(1,121)	(121,080)
Depreciation and amortisation	(11,988)	(1,860)	(23)	(13,871)	(7,778)	(1,369)	(3,698)	(12,845)	-	(26,716)	6,910	(19,806)
Cost of ship sale	-	-	-	-	(13,351)	-	-	(13,351)	-	(13,351)	-	(13,351)
Other	(409)	1,436	(26,943)	(25,916)	(1,030)	(830)	(609)	(2,469)	-	(28,385)	525	(27,860)
Costs of sales	(109,384)	(118,513)	(69,261)	(297,158)	(58,628)	(18,834)	(8,399)	(85,861)	-	(383,019)	17,284	(365,735)

Gross (loss) profit	(10,475)	(1,437)	8,309	(3,603)	1,462	3,727	8,439	13,628	-	10,026	(4,229)	5,797

Operating (loss) profit	(20,058)	(8,869)	(3,727)	(32,654)	(8,799)	1,801	7,164	166	(2,804)	(35,292)	(1,457)	(36,749)
Interest income	1,321	1,327	1,159	3,807	276	227	359	862	-	4,669	591	5,260
Interest expense	(4,531)	(1,397)	(91)	(6,019)	(2,477)	(498)	(243)	(3,218)	-	(9,237)	4,338	(4,899)
Share of losses of joint ventures	-	-	-	-	-	-	-	-	-	-	(3,472)	(3,472)
Taxation	(1,459)	(1,498)	(2,755)	(5,712)	1,884	1,499	(1,520)	1,863	-	(3,849)		(3,849)
(Loss) profit for the year	(24,727)	(10,437)	(5,414)	(40,578)	(9,116)	3,029	5,760	(327)	(2,804)	(43,709)	-	(43,709)

Impairment loss on ships	4,425	-	-	4,425	8,200	-	-	8,200	-	12,625	-	12,625
Capital expenditure	8,005	18,024	540	26,569	26,979	2,455	263	29,697	-	56,266	(26,711)	29,555

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

30	OTHER OPERATING INCOME

	2018	2017	2016
	US$’000	US$’000	US$’000

Foreign exchange gain	7,132	3,595	4,142
Gain on deemed disposal of previously held joint venture interest	213	-	-
Gain on disposal of business	3,602	-	-
Other operating income	512	1,101	1,545
	11,459	4,696	5,687

31	OTHER OPERATING EXPENSES

	2018	2017	2016
	US$’000	US$’000	US$’000

Impairment loss on ships (Note 14)	-	16,503	12,625
Impairment loss on goodwill and intangibles	-	12,119	-
Impairment loss on assets of disposal group (Note 39)	-	5,092	-
Loss on disposal of business	347	-	-
Foreign exchange loss	2,871	4,102	4,266
Other operating expenses	2,219	1,382	1,202
	5,437	39,198	18,093

32	INTEREST INCOME

	2018	2017	2016
	US$’000	US$’000	US$’000

Interests on loans to joint ventures (Note 5)	2,573	4,346	2,728
Guarantee fees from related parties (Note 5)	-	325	486
Bank interests	1,214	1,294	1,220
Other interests	-	1,199	826
	3,787	7,164	5,260

33	INTEREST EXPENSE

	2018	2017	2016
	US$’000	US$’000	US$’000

Interest on bank loans	6,139	5,300	3,834
Interest on loans from related parties (Note 5)	-	629	312
Amortisation of upfront fees on bank loans	220	-	-
Guarantee fees to related parties (Note 5)	54	451	514
Other finance cost	104	168	239
	6,517	6,548	4,899

34	LOSS BEFORE TAXATION

Loss before taxation has been arrived at after charging (crediting):

	2018	2017	2016
	US$’000	US$’000	US$’000

Depreciation of ships, dry-docking and plant and equipment (Note 14)	14,094	17,975	19,806
Depreciation of other property, plant and equipment *	180	797	688
Amortisation of intangible assets *	17	908	1,057
Total depreciation and amortisation	14,291	19,680	21,551
Impairment loss net of reversals recognised on financial assets	1,583	18	(3)
Net gain on disposal of businesses	(3,255)	-	-
Gain on deemed disposal of previously held joint venture interest	(213)	-	-
Cost of inventories recognised as expense (included in voyage expenses)	43,119	55,347	51,997
Expense recognised in respect of equity-settled share-based payments	2,297	472	176
Employee benefits expenses (including directors’ remuneration and share based payments)	20,283	19,349	15,691
Cost of defined benefit plan and defined contribution plans included in employee benefits expenses	1,381	1,350	1,226

*	Included in administrative expenses

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

35	INCOME TAX

In December 2004, Grindrod Shipping Pte. Ltd. was granted incentives under the Approved International Shipping Enterprise Incentive (“AIS”) Scheme, with effect from 10 June 2004. The incentives to the company were extended in October 2014, with effect from 10 June 2014. As such, the shipping profits of Grindrod Shipping Pte. Ltd. are exempted from income tax under Section 13F of the Singapore Income Tax Act.  The shipping profits of the subsidiaries incorporated in Singapore are exempted from income tax under Section 13A of the Singapore Income Tax Act.

The tax rate used for the 2018, 2017 and 2016 reconciliations below is the corporate tax rate of 17% payable by corporate entities in Singapore on taxable profits under tax law in that jurisdiction. The corporate taxation rates payable by the South African entities in terms of the tax law in South Africa is 28% (2017: 28% and 2016: 28%).

	2018	2017	2016
	US$’000	US$’000	US$’000
Current tax
In respect of the current year	467	3,694	2,403
Capital gains taxation	1,797	-	-
In respect of prior years	(364)	15	48
	1,900	3,709	2,451
Deferred tax
In respect of the current year	(505)	(421)	1,382
In respect of prior years	(6)	(62)	16
	(511)	(483)	1,398
	1,389	3,226	3,849

The total charge for the year can be reconciled to the accounting loss as follows:

	2018	2017	2016
	US$’000	US$’000	US$’000

Loss before tax	(19,251)	(57,586)	(39,860)

Income tax benefit calculated at corporate rate	(3,273)	(9,790)	(6,776)
Adjusted for:
Effect of income that is exempted from tax	1,619	-	(834)
Effect of expenses that are not deductible in determining taxable profit	2,057	9,632	5,337
Effect of different tax rates of subsidiaries operating in other jurisdictions	(107)	(851)	873
Effect of tax losses disallowed to be brought forward	1,494	4,277	5,185
(Over)underprovision of tax in prior year	(128)	(47)	64
Effect of different tax rate applied for capital gains	(273)	-	-
Withholding tax	-	5	-
	1,389	3,226	3,849

36	DIVIDENDS

On 31 March 2017, an interim dividend of US$334.60 per share, amounting to US$1,674,000 was declared and paid from Grindrod Shipping (South Africa) Pty Ltd to the ultimate holding company at that time, Grindrod Limited.

37	CONTINGENT LIABILITIES

(a)	Guarantee from the Group for a joint venture loan from a financial institution:

Tri-View Shipping Pte. Ltd. (“TVS”), entered into a facility agreement with TVS’ related party, Mitsui & Co. Financial Services (Asia) Ltd (“Lender”) on 17 August 2016 for a credit facility of US$5,800,000.

Mitsui & Co., Ltd (“Mitsui”), the joint venture partner holding 49% of the shares in TVS, provided a guarantee to the Lender for 100% of the loan amount (“Mitsui’s Guarantee”).

In consideration of Mitsui providing Mitsui’s Guarantee, a guarantee facility agreement between Mitsui and the Group was signed on 17 August 2016. The Group shall provide a guarantee fee to Mitsui for 51% of any amounts to be paid by Mitsui under the Mitsui Guarantee.

At 31 December 2018, the outstanding amount relating to the above loan facility was US$2,819,000 (2017: US$4,099,000 and 2016: US5,370,000).

(b)	Financial support from the Grindrod Shipping Pte. Ltd. and its subsidiaries to its joint ventures:

At 31 December 2018, the Group has provided financial support to joint ventures of US$59,613,000 (2017: US$63,222,000), to enable the companies to meet its obligations as and when they fall due for at least 12 months from the date of signing of their respective financial statements for the financial year ended 31 December 2018 and 2017.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

37	CONTINGENT LIABILITIES (cont’d)

(c)	Guarantees from Grindrod Shipping Pte. Ltd. for a joint venture loan from a financial institution

Leopard Tanker Pte. Ltd. (“Leopard Tanker”) entered into a facility agreement with a financial institution for a credit facility of US$138.5 million. The Group has provided a guarantee of up to 50% of the amount loaned and an undertaking to the lender to ensure a minimum working capital balance of US$250,000 for each of the vessels held by Leopard Tanker.

At 31 December 2018, the outstanding amount relating to the above loan facility was US$70,197,000 (2017: US$77,599,000). No provision has been recognised in relation to the guarantee as the management does not view such payout to be probable under IAS 37.

38	LEASES AND SHIP CHARTERS

a)	As Lessor

The Group has chartered out a number of ships under time charter party agreements which are classified as operating leases.  These charters have an average term of one to seven years. Operating lease receipts are recognised in profit or loss during the year as part of revenue.

Note 28 provides details of charter hire revenue earned during the year.

Future minimum charter receipts receivable under non-cancellable operating leases as at 31 December are as follows:

Chartered to third parties

	2018	2017	2016
	US$’000	US$’000	US$’000

Within 1 year	5,183	5,183	11,420
Between two to five years	2,067	17,717	18,828
After five years	-	-	7,337
	7,250	22,900	37,585

b)	As Lessee

The Group has entered into time charter party agreements, classified as operating leases, to charter ships.  These charters have terms of five to 10 years with renewal options included in the contracts.  Operating lease payments are recognised in profit or loss during the year as part of voyage expenses (classified into ‘cost of sales’).

Future minimum lease payments payable under the non-cancellable operating leases as at 31 December are as follows:

	2018	2017	2016
	US$’000	US$’000	US$’000

Within 1 year	50,564	80,350	80,205
Between two to five years	52,884	94,177	143,034
After five years	20,432	6,171	15,984
	123,880	180,698	239,223

	2018	2017	2016
	US$’000	US$’000	US$’000

Minimum lease payments under operating leases recognised as an expense in the year	107,251	148,986	136,350

Office leases
Within 1 year	671	5,596	5,129
Between two to five years	116	19,413	15,333
After 5 years	-	5,779	6,285
	787	30,788	26,747
Residential property leases
Within 1 year	338	236	269
Between two to five years	132	86	48
	470	322	317
Other leases
Within one year	-	159	61
Between two to five years	-	46	1
	-	205	62

The Group has entered into 6 (2017: 3 and 2016: 3) office leases which have a remaining non-cancellable lease term ranging from 3 to 21 months (2017: 3 to 20 months and 2016: 2 to 33 months).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

38	LEASES AND SHIP CHARTERS (cont’d)

The Group has entered into 8 (2017: 8 and 2016: 8) residential property leases which have a remaining non-cancellable lease term ranging from 12 to 20 months (2017: 2 to 21 months and 2016: 2 to 16 months, respectively). 3 (2017: 3 and 2016: 3) of the residential leases are for directors’ accommodation (Note 5).

39	ASSETS CLASSIFIED AS HELD FOR SALE

	2018	2017
	US$’000	US$’000

Investment in joint ventures (i) (ii)	7,258	-
Net assets of disposal group (iii)	-	33,940
	7,258	33,940

(i)	In 2018, the Group agreed to sell the vessel in Petrochemical Shipping Limited, a joint venture of the Group, and to wind up the joint venture arrangement. The joint venture arrangement is expected to be dissolved during March 2019. The proceeds from the dissolution is expected to exceed the carrying amount of US$7,258,000 and, accordingly no impairment loss has been recognised on the classification to assets classified as held for sale.

(ii)	In 2018, the Group agreed to wind up Leopard Tankers Pte. Ltd., a joint venture of the Group, in such a manner that the Group will purchase two vessels, the Leopard Sun and Leopard Moon. These vessels were subsequently purchased in January 2019 and February 2019 respectively (Note 44). At 31 December 2018, the carrying amount of the investment is US$Nil, and hence no further impairment loss was recognised on the classification to assets classified as held for sale.

(iii)	In 2017, there was a plan to dispose two of GSSA’s businesses to then related companies within the Grindrod Limited Group. Management has assessed the fair value less cost to sell of these non-current assets and disposal groups on the date that they were classified as held for sale and recorded an impairment loss of US$5,092,000. These businesses were subsequently sold on 1 January 2018 (Note 41.1).

The classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

2017
US$’000
Assets
Cash and bank balances	7,934
Trade receivables	6,106
Other receivables and prepayments	4,707
Due from related parties	17,724
Inventories	1,078
Taxation	301
Ships, property, plant and equipment	16,895
Intangible assets	75
Deferred tax assets	134
Assets classified as held for sale	54,954

Liabilities
Short term borrowings	1,609
Trade and other payables	8,217
Due to related parties	1,014
Taxation	142
Long-term borrowings	6,341
Deferred tax liabilities	3,691
Liabilities directly associated with assets classified as held for sale	21,014

Net assets of disposal group	33,940

40	COMMITMENTS

A subsidiary has entered into shipbuilding contracts for the construction of a two bulk carriers in 2018. Under the terms of the agreements, the subsidiary has committed to payments for these ships under construction. The following has been authorised:

	2018	2017
	US$’000	US$’000

Due within one year	15,833	-
Due within 2 to 5 years	31,665	-
	47,498	-

The expenditure will be financed out of cash resources from operations and bank loans.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

41	DISPOSALS OF BUSINESSES AND ASSET ACQUISITION

41.1 DISPOSALS OF BUSINESSES

In connection with the Spin-Off (Note 1), the Group sold two of its businesses to then related companies within Grindrod Limited. The two businesses are namely, Ocean Africa Container Lines division (“OACL”), a division of GSSA and Unicorn Bunker Services (Pty) Ltd (“Unicorn Bunker”), a subsidiary of GSSA. The sale and purchase agreements were signed on 1 January 2018 and the consideration of the sales was US$20,985,000 (South African Rands 260 million) for OACL and US$15,496,000 (South African Rands 192 million) for UBS, respectively.

Details of the sale of businesses as follows:

2018
US$’000

Total sales consideration	36,481
Carrying amount of net assets sold (1)	(34,289)
Reclassification of translation reserve to profit or loss	1,063
Gain on sale before income tax	3,255

Net cash inflow arising on disposal
Total sales consideration	36,481
Less: Net settlement of amount due to related parties	3,229
Cash consideration received	33,252
Cash and cash equivalents disposed of	(7,934)
25,318

(1)	The carrying amount of US$33,940,000 as at 31 December 2017 as disclosed in Note 39 is different from net assets sold of US$34,289,000 due to adjustments of $349,000 recorded subsequent to the 31 December 2017.

41.2 ACQUISITION OF ASSETS

During the year ended 31 December 2018, the Group acquired additional equity interest in IM Shipping Pte. Ltd. from its joint venture partner which increased its ownership interest from 51% to 100%. IM Shipping Pte Ltd is a vessel owning entity with no process and workforce. The transaction was determined by management to be in substance, an asset acquisition, and not a business combination as defined in IFRS 3 Business Combinations. As part of the transaction, the Group recognised a gain of $213,000 on the deemed disposal of its previously held joint venture interest in profit or loss. The ship acquired and cash and cash equivalents assumed as part of the transaction amounted to $11,000,000 and $952,000 respectively.

42	EARNINGS PER SHARE

	2018	2017	2016
	US$’000	US$’000	US$’000
Loss for the purpose of basic earnings per share
Net loss attributable to the shareholders of the Group	(20,640)	(60,812)	(43,709)
Effect of dilutive potential on ordinary share	-	-	-
Earnings for the purposes of diluted earnings per share	(20,640)	(60,812)	(43,709)

Number of shares	2018	2017	2016
Weighted average number of ordinary shares for the purpose of basic earnings per share (i)	19,063,833	19,063,833	19,063,833

	US$	US$	US$
Basic and diluted loss per share	(1.08)	(3.19)	(2.29)

Impact of changes in accounting policies	Impact on profit for the year from continuing operations	Impact on basic earnings per share	Impact on diluted earnings per share
	31 December 2017	31 December 2017	31 December 2017
	US$’000	US$	US$
Impact of the adoption of IFRS 15	(423)	(0.02)	(0.02)
Impact of the adoption of IFRS 9	(51)	*	*
	(474)	(0.02)	(0.02)

* Amount is less than US$0.01

(i) Basic and diluted loss per share for the year ended 31 December 2017 and 2016 were calculated assuming the number of shares issued as at 18 June 2018 (the date of the Spin-Off) to provide comparative figures to the 2018 results.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

42	EARNINGS PER SHARE (cont’d)

The 743,000 shares granted under 2018 FSP in 2018 are not included in the calculation of diluted loss per share because they are antidilutive for the year ended 31 December 2018. These shares granted under 2018 FSP could potentially dilute basic earnings per share in the future.

43	GOING CONCERN

The historical consolidated and combined financial information presented has been prepared on the assumption that the Group as a whole will continue to operate as going concerns. The Board of Directors has no reason to believe that the Group will not continue to operate as a going concern.

44	EVENTS AFTER THE REPORTING PERIOD

(a)	On 26 January 2019, the ship, Leopard Sun was purchased from the joint venture (Leopard Tankers Pte. Ltd.) for US$27,000,000 and on the 4 February 2019 the Leopard Moon was purchased from the same entity and for the same amount. The vessels were financed with a new loan facility through NIBC and the funds were used to partially settle the purchase price settlement. The remaining purchase price was settled via the shareholder loan account.

(b)	On 18 February 2019, the ship, Lavela was contracted for sale from the joint venture (Petrochemical Shipping Limited) for US$14,800,000. The vessel has been delivered to the new owners on the 27 March 2019.

(c)	In December 2018, the trustees to the Grindrod Pension Fund, a fund for employees of the Former Parent group, recommended that the portion of the pension fund surplus that related to former or current employees of GSSA should be passed down to the Group. The advisors to the Grindrod Pension Fund recommended that GSSA should be included as a second participating employer of this fund and that GSSA should receive 40% of the Pension Fund Surplus. An amendment to the rules of the Grindrod Pension Fund is required for GSSA to become a participating employer which also requires approval by the Financial Sector Conduct Authority (“FSCA”). Application for a rule amendment was submitted to the FSCA post year end and the Group is yet to receive confirmation that the change has been accepted.

(d)	On 2 April 2019, the ship, IVS Kawana was contracted for sale from the subsidiary (IVS Bulk 462 Pte. Ltd.) for US$7,800,000. The vessel is expected to deliver to the new owners on the 30 April 2019.

GRINDROD SHIPPING HOLDINGS LTD.

STATEMENT OF FINANCIAL POSITION OF THE COMPANY

As at 31 December

		2018
	Notes	US$’000
ASSETS

Current asset
Other receivables		1

Non-current asset
Investments in subsidiaries	45.3.1	321,304

Total assets		321,305

LIABILITIES AND EQUITY

Current liabilities
Other payables		312
Due to a subsidiary		1,794
Total current liabilities		2,106

Capital and accumulated losses
Share capital	45.3.2	320,683
Accumulated losses		(1,484)
Total equity		319,199

Total equity and liabilities		321,305

See accompanying notes to consolidated and combined financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

45.1	Statement of compliance

The Company’s statement of financial position have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Singapore Financial Reporting Standards (International)(“SFRS(I)”). IFRS is identical to SFRS(I).

45.2	Basis of preparation

The financial statements for 2018 covered the financial year from 2 November 2017 (date of incorporation) to 31 December 2018 (“financial year”). This being the first set of financial statements for the company, there are no comparative figures.

45.3	Significant accounting policies

The accounting policies set out in Note 2 to the consolidated and combined financial statements and as set out below have been applied consistently to the company’s statement of financial position.

45.3.1 Investments in subsidiaries

Investments in subsidiaries are carried at cost less any impairment in net recoverable value that has been recognised in profit or loss. The recoverable amount has been determined based on the higher of fair value less costs to sell and value in use.

See Note 15 of the consolidation and combined financial statements for details of the subsidiaries.

45.3.2 Share Capital

The capital structure of the Company comprises of issued capital and accumulated losses. The company manages its capital to ensure that the company will be able to continue as a going concern.

See Note 26 of the consolidation and combined financial statements for details of the share capital.

45.4	Financial instruments, financial risks and capital management

The following table sets out the financial instruments as at the end of the reporting period:

2018
US$’000
Financial assets
Loans and receivables	1

Financial liabilities
Amortised cost	2,106

The carrying amounts of other receivables and payables approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

Liquidity risk management

The Company manages liquidity by monitoring forecast cash flows. The Company’s total current liabilities exceeded its total current asset by US$2,105,000 as at December 31, 2018. The Company’s operations are financed mainly through equity and advances from its subsidiaries. All financial assets and liabilities are either repayable on demand or due within 1 year from the end of the reporting period, and are non-interest bearing.

45.5	Contingent liabilities

(a) Security for bank loans and facilities:

The company has provided guarantees for the subsidiaries’ performance of liabilities and obligations under the facility agreements, amounting to US$163,230,000, of which US$130,480,000 has been utilised at year end.

(b) Guarantees for a subsidiary’s obligations under a joint venture agreement:

The company has provided guarantees for the performance of a subsidiary’s obligations under the joint venture agreement with Mitsui & Co., Ltd.